Moody's Corporation

2001 Annual Report





The value of Moody's Corporation stock increased during the calendar year 2001 by fifty-five percent. It was a terrific performance that is due to the quality and dedication of Moody's 1,700 employees worldwide. Indeed, we were severely tested by the horrors of September 11th. Our women and men proved their ability to adjust to adversity when they had to evacuate 99 Church Street and operate from 17 different locations. Services to clients, shareholders and the public were provided without missing a beat.

Moody's employees do not shy away from expressing their reasoned conclusions. After all, that is the basis of our business. Their ability to express their professional opinions serves to enhance the quality of the products and services that we provide to our clients.

The maturing of Moody's as a public company (since October 2000) meant that we needed to fully recognize our position as responsible corporate citizens. Toward this end, The Moody's Foundation was established in 2001 to carry out charitable activities. During the year, we contributed to cultural and community organizations and to educational programs in New York City.

We also donated to the Twin Towers Fund to aid the families of rescue workers, and made contributions to organizations in communities in which we have offices.

I would like to give particular thanks to our Board of Directors for the continued wisdom that they provide to the company and to me personally, and the great part that they played in the superb performance the company displayed in 2001.

To our shareholders – we appreciate your support of our efforts. We will continue to do our best to merit your faith.

Sincerely,

Clifford L. Alexander, Jr.
Chairman

Financial Highlights

amounts in millions, except per share data	2001	2000	1999	1998	1997
Operations[1]					
Revenue	**$ 796.7**	$ 602.3	$ 564.2	$ 495.5	$ 423.1
Operating Income	**$ 398.5**	$ 288.5	$ 270.4	$ 221.3	$ 184.2
Net Income	**$ 212.2**	$ 158.5	$ 150.5	$ 132.0	$ 122.4
Diluted EPS	**$ 1.32**	$ 0.97	$ 0.92	$ 0.77	$ 0.71
Pro Forma Diluted EPS[2]	**$ 1.30**	$ 0.91	$ 0.84	$ 0.64	$ 0.52
Balance Sheet[1]					
Total Assets	**$ 505.4**	$ 398.3	$ 274.8	$ 296.2	$ 260.5
Long-term Debt[3]	**$ 300.0**	$ 300.0	–	–	–
Equity Transactions[3]					
Cost of Share Repurchases	**$ 267.6**	$ 71.8	–	–	–
Dividends Paid	**$ 28.3**	$ 7.2	–	–	–

[1] Amounts presented exclude operating results and one-time gains related to Moody's Financial Information Services division, which was divested in 1998, and also exclude the cumulative effect of an accounting change in 1997.

[2] Pro forma diluted earnings per share is further adjusted to include interest expense on $300 million of debt (and to exclude any interest income) for all years presented, and to reflect the 2000 effective tax rate of 44.2% for all periods prior to 2001.

[3] Amounts reported are for the period subsequent to the September 30, 2000 separation from The Dun & Bradstreet Corporation. The cost of share repurchases does not reflect net proceeds from employee stock plans or related tax benefits.

Revenue[1]

amounts in millions


$423.1
$495.5
$564.2
$602.3
$796.7
97
98
99
00
01

Operating Income[1]

amounts in millions


$184.2
$221.3
$270.4
$288.5
$398.5
97
98
99
00
01

Pro Forma Diluted EPS[2]


$0.52
$0.64
$0.84
$0.91
$1.30
97
98
99
00
01

Dear Shareholders



John Rutherfurd, Jr. *President and Chief Executive Officer*

Record Results in 2001

It is a pleasure to report that Moody's Corporation produced remarkable achievements and record results in 2001. Our revenue rose 32% to $797 million and our operating income rose 38% to $399 million. In 2001, Moody's net income increased 34% to $212 million; diluted earnings per share were $1.32, up from $0.97; on a pro forma basis, diluted earnings per share were $1.30, an increase of 43% over $0.91 in 2000 (the pro forma basis includes interest expense on Moody's $300 million of private placement debt and excludes interest income in both periods).

In part, these results were derived from our ability to take advantage of the large increase in debt issuance in the United States, as eleven reductions in the Federal Funds interest rate created a very favorable environment. But they also demonstrated Moody's success in capitalizing on the growth of the international capital markets, where our percentage revenue growth was higher than in the United States, and in producing rapid growth in the risk management services business.

We are vigorously pursuing our strategies to capitalize on the growth of the capital markets, to develop new products, and to expand our brand, particularly in credit risk management, where we recently announced an agreement to acquire KMV, the leading firm in quantitative analysis of credit. I firmly believe that these strategies, together with our ongoing share repurchase program, and our senior management appointments to develop the future leadership of Moody's, will create increased shareholder value over the next decade.

Excellent Results in All Operating Areas

Underlying strong increases in revenue, operating income, net income and earnings per share, Moody's produced excellent results in all operating areas. Ratings revenue rose 34% to $694 million. Moody's Risk Management Services ("MRMS") revenue also increased 34% and credit research revenue rose 20%.

"Moody's goal is to provide the most accurate, comprehensive and useful assessments of risk to all participants in credit-sensitive markets: issuers, intermediaries and investors."

In the U.S., our revenue rose 31% to over $560 million in 2001. We achieved very strong growth in U.S. ratings revenue, reflecting higher issuance volumes in most market sectors, including investment grade and high-yield corporate bonds, municipal bonds, asset-backed securities and mortgage-backed securities. Issuance of investment grade corporate bonds was up more than 48% over 2000 and public finance issuance volume grew by 43%. In U.S. structured finance, rated issuance volumes were up 29%, residential mortgage volumes rose 130% and commercial mortgage volumes were up 50%.

Outside the U.S., our percentage revenue growth was even stronger than in the U.S.; revenue grew by 36% in 2001 to $236 million. In Europe, our structured finance revenue almost doubled. Our non-U.S. corporate finance revenue grew more than 20% and non-U.S. financial institutions showed solid double-digit growth. International research revenue grew 24% and non-U.S. revenue at Moody's Risk Management Services rose 46%.

Favorable Environment and Winning Strategies Drive Growth

As emphasized in our first annual report last year, Moody's is taking advantage of powerful long-term forces that are driving the growth of the capital markets. They are:

1. Information Technology:
The increased availability, speed and flexibility of information technology enable investors to consider a broader set of investment opportunities and issuers to communicate their investment offerings to investors around the globe.

2. Disintermediation of Financial Institutions:
Issuers are borrowing money in the public capital markets rather than from financial institutions because the public capital markets can typically supply funds less expensively. This trend is far more advanced in the United States, where banks supply approximately 25% of credit financing, than in Europe, where banks still supply approximately 50% of credit financing in the United Kingdom, the Netherlands and Switzerland, and over 70% in Germany, France and Italy. Over the long term, we expect that more credit financing will migrate to public debt markets in Europe. If, over time, this trend approaches United States levels, the European public bond market would grow by an amount equal to the current size of the U.S. corporate bond market.

3. Deregulation and Globalization:
Financial market deregulation enables more issuers to access the public capital markets and investors to consider and purchase a wider range of investment products.

4. Structured Finance:
Structured finance enables corporations and financial institutions that originate cash flow-producing assets to sell them in the public capital markets, accelerating payment and improving their return on assets and return on equity. The structured finance market is growing rapidly reflecting an expanding variety of asset types which can be securitized and increasing international acceptance of structured securities. International structured finance is growing particularly rapidly.

These long-term forces are expected to continue to drive capital market growth – and the demand for Moody's objective, reliable credit risk opinions – for years to come.

"We are vigorously pursuing our strategies to capitalize on the growth of the capital markets, to develop new products, and to expand our brand, particularly in credit risk management."

Moody's Brand Extension – Quantitative Analysis of Credit

There are also powerful forces driving the increased acceptance of services based on the quantitative analysis of credit and credit models. Credit models can provide scores on a much broader range of assets than are covered by Moody's rating business. Moody's has pursued the development of these services as its principal brand extension effort.

Our MRMS business has developed successful products to enable financial institutions to improve the process of making commercial loan decisions, including loan process automation software, training products and its *RiskCalc*™ credit scoring models. During 2001, MRMS significantly expanded both the geographic and industry coverage of its *RiskCalc* models and continued development of the world's largest private company credit default database.

Our recently announced plan to acquire KMV will complement our existing business by extending our product offerings to include real-time estimates of credit default probabilities of companies with publicly traded equity, credit portfolio analysis and loan pricing services. These services enable financial institutions to improve investment performance through portfolio diversification.

The future bank regulatory environment, known as "Basle II," will encourage banks to install in-house credit risk models to better manage regulatory capital. We expect that the combination of better investment performance and regulatory encouragement will create a large market for the services of the combined KMV and MRMS businesses.

Share Repurchases

In addition to strong operating fundamentals, Moody's has important financial resources to create shareholder value. Moody's generates a very high percentage of free cash flow compared to net income, and we are committed to returning our excess cash flow to our shareholders through share repurchase. We plan to finance the acquisition of KMV with debt so that we can continue our share repurchase program.

We completed our first $300 million share repurchase program during the fourth quarter of 2001 and started our second. For the full-year 2001, we repurchased 8.5 million shares at a total cost of $268 million, including 2.5 million shares to offset issuances under Moody's stock plans.

Since becoming a public company, we have repurchased 11.3 million shares at a cost of $340 million, with 3.4 million of those shares offsetting issuances under Moody's stock plans. We anticipate that we will complete our current $300 million share repurchase program by mid-2003.

Developing the Future Leadership of Moody's

Our recent senior management appointments will develop the future leadership of Moody's and ensure that we have the right management in place to deliver increased shareholder value over the next decade.

Most notably, in Moody's rating business, Raymond McDaniel was appointed President of Moody's Investors Service. Six Senior Managing Directors have been appointed to manage important areas of the business: Brian Clarkson, Americas Structured Finance; Michael Foley, Europe; Andrew Kimball, Asia and Latin America; Christopher Mahoney, Americas Financial Institutions, Global Sovereigns and Chairman of the Credit Policy Committee; Chester Murray, Communications, Investor Services, Russia, India and Managed Funds; and Debra Perry, Americas Corporate Finance and U.S. Public Finance. In addition, Douglas Woodham joined Moody's Corporation as Senior Vice President for Strategy, Corporate Development and Technology.

When the acquisition of KMV has been completed, Peter Crosbie, President and Chief Operating Officer of KMV, will become President and CEO of the combined KMV and MRMS business.

Our Goals

Finally, we will pursue strategies and programs to achieve our goals at Moody's Corporation.

Moody's goal is to provide the most accurate, comprehensive and useful assessments of risk to all participants in credit-sensitive markets: issuers, intermediaries and investors.

We intend to be the best rating agency, as perceived by our customers, in all major capital markets. We also intend to develop our position in important developing economies.

We will continue to leverage the Moody's brand in new markets, concentrating on services based on the quantitative analysis of credit.

Moody's will continue to be a superior place to work. Hiring, retaining, and rewarding our outstanding professionals worldwide is critical to our success.

We will provide an attractive value proposition to our shareholders. On a long-term basis, our financial performance targets for our core rating business continue to be low-teens growth in revenue and operating income, stable margins at the 48% level that we have historically exhibited and mid-teens earnings per share growth. In addition, we plan to grow the quantitative credit analysis business to achieve $200 million of revenue, with pretax margins greater than 20%, by 2005. We will return excess cash flow to our shareholders by way of dividends and share repurchases. We will finance acquisitions with additional debt so that we can continue our share repurchase programs.

Overall, our goal is to provide an attractive value proposition to our customers, our employees and our shareholders.

Thank you for your continuing support of Moody's.

John Rutherfurd, Jr.
President and Chief Executive Officer
March 15, 2002

Record Results



2001 Senior Management

From left to right:

Douglas Woodham
Senior Vice President
Strategy, Corporate Development and Technology

Jeanne Dering
Senior Vice President
Chief Financial Officer

John Rutherfurd, Jr.
President
Chief Executive Officer

Andrew Kimball
Senior Vice President
Risk Management Services

Raymond McDaniel
Senior Vice President
Global Ratings and Research

"Moody's produced record results across all areas of our business."

In our first full year as an independent, publicly traded company, Moody's produced record results across all areas of our business. Our results in part reflected market conditions that encouraged bond issuance in the United States. They also reflected the continuing success of Moody's strategic growth initiatives, particularly global expansion and expansion in structured finance and risk management services. Revenue and net income grew 32% and 34%, respectively, well above the average growth rate for financial service companies in the United States and significantly higher than Moody's own historical growth rates. Our operating performance was reflected in the performance of Moody's stock, which outperformed more than 90% of the companies in the S&P 500 Index. Specifically, MCO shares gained more than 55% during 2001, while the value of the S&P 500 Index declined by over 10%.

Moody's Role in Credit Risk Sensitive Markets Affords Attractive Growth Opportunities

Moody's well-established position in the expanding global financial marketplace presents us with many opportunities to generate profitable growth and attractive returns for shareholders; we have the strategies, people and skills to achieve this growth and to create value for our shareholders. The global financial market environment remains broadly favorable for Moody's. The expansion of worldwide capital markets, combined with the increasing complexity of the financial instruments issued into those markets, increases both the scope and value of Moody's rating opinions and credit risk management services. The ongoing growth in fixed-income securities issuance is attributable to many factors beyond interest rate cycles. Corporate and governmental funding via the capital markets continues to grow as an alternative to bank credit, which is less readily available and relatively more costly, especially with consolidation of the global financial institutions industry. Financial and legal structures that accelerate realization of cash flow from assets and allow risk transference, as well as reduced regulatory burdens, are also significant drivers of growth in the asset-securitization and credit derivatives markets.

As an evaluator of credit risk, Moody's helps both borrowers and investors make more effective use of the public debt markets. For borrowers, our ratings provide a meaningful, easily understood benchmark that lends them immediate recognition to investors worldwide. For investors, Moody's ratings provide objective insight into the credit quality

Growth of Global Public Debt Markets


Other International
Europe
United States
Outstanding ($ Trillions)
40
35
30
25
20
15
10
5
93
94
95
96
97
98
99
00
01

Source: Bank for International Settlements

Moody's Global Presence


Czech Republic
Russia
Germany
Ireland
England
Canada
France
Korea
Spain
Italy
Japan
China
United States
Cyprus
Hong Kong
Mexico
India
Singapore
Chile
Brazil
Argentina
Moody's Offices
Joint Ventures
Australia

Note: Office and joint venture in China

of specific financial instruments, providing an important means of differentiating among the many investment opportunities available. Since Moody's products serve both borrowers and investors, we are well positioned to prosper from the continued growth and evolution of public debt markets worldwide.

Increasing utilization of public markets by existing Moody's-rated companies is an important source of growth. A company may start by issuing long-term bonds; then it may access the commercial paper market for short-term funds and the medium-term note market for somewhat longer term borrowings which can be tailored to investor needs. Corporations and financial institutions may also use the structured finance markets to accelerate receipt of cash and provide higher quality credit products than their own debt.

Where borrowers are already accustomed to using the public fixed-income markets, their expanding use of financial instruments creates incremental demand for Moody's ratings. In less mature public debt capital markets, growth is more directly the result of new borrowers seeking Moody's ratings to facilitate their securities issuance. We think these dynamics set the stage for Moody's continued success in mature as well as developing markets.

From left to right:
Irene Tortora
Vice President
Technology Services
Pauline Grierson
Assistant Vice President/Manager
Information Products
Joseph Sniado
Managing Director
Systems Development
Renee Reisel Tack
Managing Director
Information Management
Michael Hurle
Managing Director
Technology Services
Prasanna Venkatesh
Vice President
Systems Development
Nancy To
Vice President
Systems Development



Moody's Internet Product Delivery Management

Moody's participation in the growth of worldwide capital markets has also enabled us to achieve rapid and very consistent growth in our credit research business. We provide investors with comprehensive credit reports on countries, industries and companies, together with timely commentary on credit market developments. This growth has been driven by geographic expansion, including increased international coverage and content and growing international customer adoption. It has also been stimulated by product delivery via the Internet. The Internet enables rapid dissemination of our ratings and research products to investors. It also enables broader use of Moody's research within customer organizations, relieves the customer of the tasks of organizing and filing Moody's reports and facilitates product segmentation to meet increasingly diverse customer needs. We are continually improving the content and functionality of our web site, "moodys.com", to increase the value of our ratings and research products to our customers.

Strategic Initiatives

Moody's century-old track record and reputation have led to the widespread use of our ratings in the U.S. corporate and municipal bond markets. Our goal is to sustain this position in the United States, and to replicate it in global and regional markets outside the United States, in new types of securities and in adjacent businesses.

Moody's is currently implementing strategic programs to attain this goal in three particularly promising areas: Europe, global structured finance and quantitative credit analysis. The next sections of this Annual Report review our progress on these primary strategic initiatives.

Growth of European Cross-Border Issuance



$ Billions
1,200
1,000
800
600
400
200
1997
1998
1999
2000
2001

Source: MTNWare, BondWare, Moody's Investors Service

Europe

In Europe, economic and monetary integration, as well as continuing disintermediation of banks as credit providers, have stimulated rapid expansion of public debt markets as a source of funding for corporations and financial institutions.

The expanded use by European corporations of the public debt markets presents a significant opportunity for Moody's. Traditionally, most continental European corporations have obtained their funding from banks. Many European corporations are now using the public capital markets for some of their funding. We believe there are approximately 1,500 European corporations with revenue over 1 billion Euros which do not have bond ratings. Many of these corporations could lower their overall cost of funds by using the public capital markets for at least a part of their needs. Moody's plays an important role in helping issuers take advantage of this opportunity, since our bond ratings ensure the marketability of their debt. Moody's currently rates only approximately four thousand corporate groups, so the potential additional fifteen hundred European corporate issuers would be very significant.

Another indication of the magnitude of Moody's opportunity in Europe is illustrated by the amount of credit-sensitive assets intermediated through banks in Europe. In Europe's three largest economies – Germany, France and Italy – banks provide over 70% of credit-sensitive assets, compared with approximately 50% in the United Kingdom, the Netherlands and Switzerland, and approximately 25% in the United States. If, over time, the sources of financing in Europe converge toward the current level in the United States, the public debt capital market could grow by $4.8 billion in Germany, France, Italy and the U.K. alone, which is approximately the size of the United States corporate debt market.

"We have been expanding Moody's capacity to serve European issuers and investors and increased our staff in Europe by almost 30% in 2001."

The rate at which European corporations are obtaining published ratings from Moody's has ranged from a high of 73 in 1999 to 54 in 2001, a year of relatively subdued issuance from high yield and other new borrowers in favor of established names. We expect the number of European corporate ratings and the annual increase to become greater over time.

We have been expanding Moody's capacity to serve European issuers and investors and increased our staff in Europe by almost 30% in 2001. We have added local professionals responsible for identifying potential new bond issuers and educating potential issuers about the role of credit ratings and the mechanics of Moody's rating process. Our European client education initiative is a departure from our practice in the U.S., where ratings are a more widely established part of debt financing activities. This approach reflects our belief that pursuing growth outside

Growing Opportunity for European Corporate Coverage

Turnover (€1 billion)	# of Corporates Europe	EU
≥10	174	165
5 - 10	193	179
3 - 5	338	319
2 - 3	384	369
1 - 2	1,110	1,017
0.5 - 1	2,283	2,114

There are approximately 1,500 unrated institutions with annual revenues of at least €1 billion.

Source: Bureau van Dijk 1999; Boston Consulting Group, Inc.

	1997	1998	1999	2000	2001
Ratings Requests	39	106	92	99	97
Published Ratings	242	291	364	433	487
Change in Published Ratings	–	49	73	69	54

Bank Loans as a Percent of Total Financial Assets


80%
70%
60%
50%
40%
30%
20%
10%
United States
United Kingdom
Netherlands
France
Spain
Italy
Germany

Source: Bank for International Settlements

From left to right:
Daniel Curry
Group Managing Director
Structured Finance
Europe and Asia
Michel Madelain
Group Managing Director
European Corporates and Project Finance
Michael Foley
Senior Managing Director
Europe



European Senior Management

Moody's traditional markets will require us to tailor our efforts to local market conditions and business environments. These efforts contributed significantly to Moody's 18.5% growth in European corporate and financial institutions revenue in 2001.

We also market our credit research services to institutional investors and other credit market participants across Europe. In addition to generating sizable and rapidly growing revenues, research sales reinforce the value of Moody's ratings and analytical reports with fixed-income investors.

The information that we gather from both our borrower and investor customers enables us to identify new product opportunities. In Europe, for example, there are opportunities to extend our ratings to European syndicated loans and to expand our research to cover European high-yield bonds.

Where it is possible in Europe, Moody's seeks to expand through affiliations with and investments in business partners in niche businesses and local markets. These relationships enable us to pursue longer-term opportunities in an aggressive, yet cost-effective, manner.

During 2001, we entered into a strategic cooperation agreement with the Moscow-based Interfax Rating Agency, an affiliate of Interfax Information

Services Group, Russia's largest and most prominent information services provider. Our joint activities with Interfax will include publishing research and analysis for the Russian market, developing new rating products such as domestic market credit ratings for Russia, and promoting awareness of credit risk and analysis in Russia through joint conferences, seminars and workshops. This arrangement positions Moody's to participate in the significant opportunity we foresee as Russia's capital markets develop.

Finally, as discussed below, growth in European structured finance presents significant opportunities for Moody's.

From left to right:
Stephen Roughton-Smith
Juan Pablo Soriano
Daniel Curry
Frederic Drevon
Detlef Scholz
Not in picture:
Paul Mazataud



European Structured Finance Managing Directors

Structured Finance

Structured finance has been Moody's strongest growth business and we expect this trend to continue. In its simplest form, in structured finance, corporations and financial firms sell assets, including mortgages, credit card receivables and auto loans, to companies which issue securities backed by the cash flows from (or market values of) the assets. Using structured finance, issuers can accelerate the rate at which these assets generate cash. Using a range of structuring techniques, issuers can also create securities with credit ratings higher than the rating of the company itself, tapping a wider array of investors and enhancing liquidity.

Structured finance has been applied in all debt maturities, in the short-, intermediate- and long-term capital markets. For example, in the short-term markets, the outstanding amount of asset-backed commercial paper in the United States has grown very rapidly and now exceeds the outstanding amount of the more traditional corporate-backed commercial paper. The structured finance technology that was originally developed in the early 1980s to facilitate the secondary market in residential mortgages in the United States has also been extended to a wide array of asset types, including intellectual property rights, bonds and commercial loans and even entire businesses.

From left to right:
Kazumi Takemoto
Managing Director
Moody's Research, Asia Pacific
Assisted in MRMS regional expansion in 2001
Jack Gregory
Managing Director
Sales and Services
Lea Carty
Managing Director
Quantitative Risk Analytics
Andrew Kimball
Group Managing Director
Moody's Risk Management Services
Arnie Noe
Managing Director
Development and Operations
Roger Stein
Managing Director
Quantitative Risk Analytics



Moody's Risk Management Services Senior Management

Moody's has taken full advantage of the market's growth in structured finance. We have met the demand for assessment of the credit risk of these complex securities and have developed strong market positions in all segments of structured finance. For example, in the U.S., Moody's rated over 95% of asset-backed securities issued in 2001, over 70% of commercial mortgage-backed securities and over 90% of collateralized debt obligations. Our strong rating position is complemented by analytical services we provide which enable market participants to monitor the ongoing performance of rated transactions in the asset-backed, residential mortgage and collateralized debt obligation markets. Structured finance has expanded beyond the United States and now is used globally. Recently, there has been particularly rapid growth in European structured finance, where Moody's revenue grew almost 100% in 2001. Other promising areas for future expansion are in Asia and Latin America. Currently, the United States supplies about two-thirds of global structured finance issuance even though it represents only about 30% of the global economy. We expect continued rapid growth in international structured finance, and Moody's is well positioned to capitalize on that growth.

Quantitative Analysis of Credit

A third important growth opportunity for Moody's lies in extending our business beyond traditional bond ratings. Our principal initiative in this area has been pursued through our Moody's Risk Management Services ("MRMS") business. MRMS provides software to over 1,500 banks and other financial institutions to help them make commercial lending decisions. MRMS also provides credit scoring and credit training services. By extending Moody's coverage to many thousands of companies that are not active in public debt markets, MRMS expands Moody's position as the comprehensive standard for credit risk assessment.

In 2001, MRMS significantly expanded the coverage of its *RiskCalc™* credit scoring models. These models are globally consistent and based on comprehensive databases of credit experiences, capturing local geographic or industry sector differences. *RiskCalc* models now cover public companies in the U.S., Australia and Europe, public financial institutions in the U.S., and private companies in the U.S., Japan, Australia, Canada, Mexico, Germany and Spain. MRMS has entered into data sharing arrangements with leading financial institutions in Europe, which will provide credit default information on an ongoing basis, so that our models can be continually updated and improved.

"Moody's Risk Management Services provides software and services to over 1,500 banks and other financial institutions to help them make commercial lending decisions."

In 2001, the Basle Committee on Banking Supervision, which prescribes requirements for globally active banks, introduced a series of proposed changes to bank capital requirements. The proposals encourage banks to improve their credit risk management activities, including validation of each bank's internal credit scoring processes, calibration of internal credit scoring systems with external standards and introduction of credit risk models. The new standards provide important opportunities for MRMS. *RiskCalc* credit scoring models provide banks with validated solutions to comply with the new Basle rules. We expect rapid development of the global market for credit risk management services and very favorable customer acceptance of MRMS' services.

In February 2002, we announced an agreement to acquire KMV, the leading firm engaged in quantitative credit analysis. KMV has achieved an excellent market position with the largest and most important global financial institutions. The acquisition of KMV will greatly extend Moody's product offerings. KMV provides estimates of credit default probabilities, including real-time estimates delivered through the Internet, portfolio analysis and loan pricing services. These services can improve investment performance in credit-sensitive assets through portfolio diversification and better pricing decisions. There are many opportunities to sell the KMV products to MRMS' broader customer base.

Our objective is to increase the combined MRMS and KMV business to $200 million in revenue with margins between 20% and 30% by 2005.

People: Our Most Valuable Asset

The expertise and commitment of Moody's staff enables us to meet the challenges of a complex, fast-growing and continually evolving business. In recent years, Moody's has diversified its staffing to reflect the global nature and evolution of our business.

Moody's future in an increasingly competitive and challenging business depends on building a management team that combines strategic vision and operational effectiveness. We have made senior management appointments to develop the future leadership of Moody's and to enable the Corporation to continue to build its business, execute its growth strategy and deliver strong and sustained financial performance. Our senior executives have been assigned responsibilities that enable them to utilize their skills to the company's best advantage and to prepare them for the additional

Senior Management Appointments

Moody's Investors Service:

Raymond McDaniel was appointed President.

Six executives were promoted to Senior Managing Director and Executive Vice President.

Brian Clarkson assumed responsibility for all of Moody's Structured Finance business in the Americas and business development efforts in Canada.

Michael Foley was appointed head of our Ratings and Research business in Europe. In this capacity, he relocated to London.

Andrew Kimball assumed responsibility for Moody's Ratings and Research business in Asia and Latin America.

Christopher Mahoney was appointed head of our Americas Financial Institutions Group and our Global Sovereign Risk business. He was also named Chairman of the Credit Policy Committee.

Chester Murray was assigned oversight of Moody's global Research business, our operations in Russia and India, Moody's Managed Funds business and our Communications function.

Debra Perry was designated head of our Americas Corporate Finance and U.S. Public Finance franchises.

Moody's Corporation:

Douglas Woodham became Senior Vice President for Strategy, Corporate Development and Technology.

Growth of Staffing by Region



United States
Europe
Japan
Other
1,800
1,600
1,400
1,200
1,000
800
600
400
200
1997
1998
1999
2000
2001



Moody's Investors Service Senior Management

From left to right:

Raymond McDaniel
President

Debra Perry
Senior Managing Director
Americas Corporate Finance and U.S. Public Finance

Christopher Mahoney
Senior Managing Director
Americas Financial Institutions and Global Sovereign Risk, Chairman, Credit Policy Committee

Brian Clarkson
Senior Managing Director
Americas Structured Finance

Chester Murray
Senior Managing Director
Communications, Investor Services, Russia and India and Managed Funds

Michael Foley
Senior Managing Director
Europe

challenges that will flow from growth in the business and management succession.

One of Moody's goals has been to build a community of associates characterized by management and professional expertise and personal effectiveness. Our success became evident in the wake of the catastrophic events in lower Manhattan in September 2001. After being evacuated from our headquarters building, which stands just one block from the World Trade Center site, we resumed business operations almost immediately from a number of temporary locations across the New York area. Moody's provided the credit and financial markets with timely and topical commentary following September 11th in some of the best attended teleconferences we have ever sponsored. We resumed full operations and met our customers' needs for credit ratings and research under the heavy issuance conditions at the end of 2001.

Compensation programs designed to encourage our employees to participate in the success of the corporation have reinforced the commitment of Moody's associates to our business. We have extended our employees' role as shareholders through our 401(k) savings plan, our Employee Stock Purchase Plan and our distribution of stock options to key associates. Our goal is to align the interests of shareholders and employees and to reward our associates for their contribution to the firm's success.

Moody's Resumed Serving Customers Soon After September 11th

Moody's ratings and research business operated without significant interruption throughout the period following September 11th. Moody's analysts provided economic and market commentary and risk assessments of the impact of the disaster on companies whose securities they rated commencing September 12th.

Within the first two months following September 11th, Moody's:

- Took more than 5,600 rating actions.
- Held a total of 42 teleconferences and seminars with over 7,500 client participants.
- Published more than 5,100 pieces of research.

Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this Annual Report.

The Company

Except where otherwise indicated, the terms "Moody's" or "the Company" refer to Moody's Corporation and its wholly owned subsidiaries. Moody's is a leading global credit rating, research and risk analysis firm in terms of market position, revenue, income and a number of other relevant standards. The Company publishes rating opinions on a broad range of credit obligations. These include various corporate and governmental obligations, structured finance securities and commercial paper programs, issued in domestic and international markets. Moody's also assigns ratings to issuers of securities, insurance company obligations, bank loans, derivative products, bank deposits and other bank debt and managed funds.

Closely integrated with its ratings services, Moody's provides research services that are utilized by institutional investors and other credit professionals. Moody's publishes more than 100 research products covering areas such as investment grade and speculative grade corporate bonds, the banking sector, municipal bonds and mortgage- and asset-backed securities, in cross-border and domestic markets worldwide.

Moody's Risk Management Services, Inc., a wholly owned subsidiary of Moody's ("Moody's Risk Management Services" or "MRMS"), develops and distributes credit risk assessment software used by banks and other financial institutions in their portfolio management, commercial lending and other activities. Moody's Risk Management Services also provides credit modeling tools, analytics, credit education materials, seminars, computer-based lending simulations and other products and services that have enabled it to develop continuing relationships with its clients. In January 2000, MRMS acquired a financial software products company that provided credit risk assessment software to financial institutions. In February 2002, the Company announced that it reached a definitive agreement to acquire KMV, a market-based, quantitative credit risk management tools company, in an all cash transaction for $210 million. Moody's expects the transaction to close by the early part of the second quarter of 2002 and initially to be funded by a combination of cash on hand and its existing bank credit lines. The acquisition will expand the customer base and product offerings of Moody's credit risk assessment business.

Factors Affecting Comparability

On September 30, 2000 (the "Distribution Date"), The Dun & Bradstreet Corporation ("Old D&B") separated into two independent, publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). The separation was accomplished through a tax-free distribution to the shareholders of Old D&B of all of the shares of common stock of a newly formed, wholly owned subsidiary, New D&B, which comprised the business of Old D&B's Dun & Bradstreet operating company ("the D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and risk management services ("the Moody's Business") and was renamed "Moody's Corporation." Old D&B's common stock became Moody's common stock, and shares of common stock of Old D&B represent a continuing interest in the Moody's Business. The financial statements of Moody's have been restated to reflect the recapitalization described above. The method by which Old D&B distributed its shares is herein after referred to as "the Distribution."

In general, pursuant to the terms of the Distribution Agreement entered into at the Distribution Date, all assets and liabilities of the D&B Business were allocated to New D&B and all assets and liabilities of the Moody's Business were allocated to Moody's. The net indebtedness of Old D&B at the Distribution Date was allocated equally between the parties, before giving effect to certain adjustments.

The consolidated financial statements of Moody's Corporation reflect the financial position, results of operations and cash flows of Moody's as if it were a separate entity for all periods presented. The financial statements include allocations of certain Old D&B corporate headquarters assets and liabilities that were transferred from Old D&B at the Distribution Date, as well as allocations of certain expenses for employee benefits, centralized services and corporate overhead that were provided by Old D&B prior to the Distribution Date (see Note 1 to the Company's consolidated financial statements, Description of Business and Basis of Presentation, for additional information). The expense allocations were based on utilization of specific services or, where such an estimate could not be determined, based on Moody's revenue in proportion to Old D&B's total revenue. Management believes these allocations are reasonable. However, the costs of these services and benefits charged to Moody's are not necessarily indicative of the costs that would have been incurred if Moody's had performed or obtained these services as a separate entity.

Critical Accounting Policies and Estimates

Moody's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Moody's bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, deferred tax assets and undistributed earnings of non-U.S. subsidiaries, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, and stock options. In addition, during 2001, Moody's recorded estimated insurance recoveries related to the impact of the September 11th tragedy. Actual results may differ from these estimates under different assumptions or conditions. Below are descriptions of some of the judgments that Moody's makes in applying its accounting policies in these areas.

Revenue Recognition

In recognizing revenue related to ratings, Moody's uses judgments to match billed revenue with services to be provided in the future. These judgments are generally not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods. Such areas are discussed below.

- Moody's monitors its ratings on issuers and their outstanding securities. In cases where the Company does not charge ongoing annual fees or other monitoring fees for a particular issuer, the Company defers portions of rating fees that will be attributed to future monitoring activities and recognizes such fees over the estimated monitoring periods. Deferred revenue at December 31, 2001 included approximately $15 million related to estimated deferred monitoring fees.
- Under the Company's frequent issuer program ("FIP") arrangements, ratings customers pay a fixed annual fee regardless of issuance activity, with reduced transaction fees as securities are issued and rated and an overall cap on annual billings. Moody's amortizes the fixed annual fees on a straight-line basis over the contract period, which is generally one year. As customers reach their annual billing caps, transaction fees are deferred and prorated over the contract period to match revenue with future services for which no further billings will be made. Deferred revenue at December 31, 2001 included approximately $2 million related to deferred FIP transaction fees.

In addition, Moody's estimates revenue for ratings of commercial paper for which, in addition to a fixed annual fee, issuers are billed quarterly based on amounts outstanding. Related revenue is accrued each quarter based on estimated amounts outstanding, and is billed in the following quarter when actual data is available. At December 31, 2001, accounts receivable included approximately $18 million of accrued commercial paper revenue. Historically, the Company has not had material differences between the estimated revenue and the actual billings.

Accounts Receivable Allowances

Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance and totaled approximately $29 million or 3.6% of revenue in 2001. Adjustments to and write-offs of receivables are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to provision rates and the accounts receivable allowance as considered appropriate.

Deferred Tax Assets and Undistributed Earnings of Non-U.S. Subsidiaries

In assessing the need for deferred tax asset valuation allowances, Moody's considers future taxable income and ongoing prudent and feasible tax planning strategies. Based on these assessments, Moody's has determined that it expects to be able to realize in the future its deferred tax assets, which totaled $32.6 million at December 31, 2001. However, if Moody's profitability or other circumstances were to change adversely, the Company could determine that it would not be able to realize all or part of its deferred tax assets in the future. In such case, a valuation allowance would be established and an increase in the tax provision would result in the period such determination was made.

In addition, the Company has approximately $26 million of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided. It is currently management's intent to permanently re-invest those earnings in its subsidiaries. If management's approach to re-investing those earnings changed or such earnings were distributed to the U.S., incremental expense of approximately $1 million for U.S. federal and foreign income taxes would be incurred.

Contingencies

Accounting for contingencies, including those matters described in the "Contingencies" section of this management's discussion and analysis, requires the use of judgment and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel. Since the potential exposure on many of these matters is material, resolution of these matters in amounts that are different from what has been accrued in the consolidated financial statements could have a material impact on Moody's reported results and financial position.

Investments in Affiliates, Long-Lived and Intangible Assets and Goodwill
Moody's assesses the impairment of its investments in affiliates, identifiable intangible and long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This evaluation requires the use of judgment as to the effects of external factors and market conditions on the Company's conduct of its operations, and it requires the use of estimates in projecting future operating results. Based on such assessment, in the fourth quarter of 2001, the Company recorded a pre-tax charge of $3.4 million to write off a portion of its equity investment in two Argentine rating agencies. If actual external conditions or future operating results differ from the Company's judgments, impairment charges may be necessary to reduce the carrying value of the Company's investments in affiliates, long-lived and intangible assets and goodwill.

Stock Options
In accordance with Statement of Financial Accounting Standards No. 123, the Company has elected not to recognize in its consolidated financial statements compensation expense related to options granted, and instead has disclosed the related pro forma net income and earnings per share effects in the notes to the financial statements. The stock option values that underly the disclosures are based on assumptions and estimates that the Company believes are reasonable. However, circumstances existing when options are exercised could cause the actual cost of the options to differ from these estimates.

In addition to the stock options outstanding at December 31, 2001, as disclosed in Note 8, Stock Options, to the Company's consolidated financial statements, Moody's granted approximately 3.5 million options in February 2002. Using what the Company believes are reasonable assumptions and the Black-Scholes option pricing model, the estimated value of this grant was $36 million, approximately 10% of Moody's 2001 pre-tax income. The Company has a policy of repurchasing its shares to offset the dilutive impacts of stock option exercises, which will be an important use of its cash flow over time. During 2001, approximately $24 million was spent on such repurchases (after option proceeds and related tax benefits), which was approximately 9% of the Company's after-tax cash flow before dividends and share repurchases.

Insurance Recovery Estimates
As a result of the September 11th tragedy, Moody's was displaced from its New York City headquarters building for approximately two months. The Company quickly restored operations and conducted its business from various temporary office locations during its displacement. Incremental costs of approximately $6.5 million were incurred during this period, principally related to restoration of the building, use of temporary office facilities and restoration of critical systems. Moody's has filed for recovery of these costs under its all-risk property and business interruption insurance policy. The Company believes that a substantial portion of the costs will be recovered and has reflected an appropriate receivable on its December 31, 2001 balance sheet; if such recovery were less than anticipated, a charge to earnings would be made for the unrecovered amounts.

Operating Segments

Moody's operates primarily in one reportable business segment: ratings, which accounts for approximately 90% of the Company's total revenue. The ratings segment is composed of four ratings groups: corporate finance, structured finance, financial institutions and sovereign risk, and public finance. Given the dominance of the ratings segment to Moody's overall results, the Company does not separately measure and report operating income for the ratings business. Rather, revenue is the predominant measure utilized by senior management for assessing performance and for the allocation of resources, and operating income is evaluated for Moody's as a whole. Moody's also reports revenue separately for two geographic areas: U.S. and international. Revenue included in "Other" consists of research revenue, generated from the sale of investor-oriented credit research, and risk management services revenue, generated from the sale of credit risk assessment software and related products and services.

Results of Operations

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000
Moody's revenue was $796.7 million in 2001, an increase of $194.4 million or 32.3% from $602.3 million in 2000. The increase reflected strong growth in ratings revenue across all ratings groups. Other revenue reflected double-digit growth in both Moody's Risk Management Services and research revenue.

Moody's ratings revenue was $694.4 million in 2001, an increase of 33.6% from $519.6 million in 2000. Strong double-digit growth in global structured finance, European and U.S. corporate finance and public finance drove much of the increase.

Structured finance ratings revenue of $273.8 million in 2001 grew 37.4% over 2000 revenue of $199.2 million. The increase was due to strong growth in the U.S. across several market sectors including credit derivatives, asset-backed securities and both commercial and residential mortgage-backed securities. European structured finance was very strong due primarily to asset-backed securities, commercial mortgage-backed securities and credit derivatives.

Revenue from corporate finance ratings was $225.7 million in 2001 compared with $162.7 million in 2000, an increase of 38.7%. Lower interest rates in the U.S. resulted in strong issuance growth in both investment grade and high yield bonds. The strong revenue growth also reflected the success of Moody's Rating Assessment Service, which was introduced in the second half of 2000. In addition, new monitoring fees for infrequent issuers were initiated in 2001, which produced approximately $9 million of revenue growth over 2000.

Revenue from financial institution and sovereign risk ratings was $130.7 million in 2001, an increase of 17.1% over $111.6 million in 2000. Lower interest rates in the U.S. drove increased investment grade issuance for banks and other financial institutions. In addition, revenue in Europe grew at a double-digit pace due to lower borrowing costs.

Public finance ratings revenue grew 39.3% to $64.2 million in 2001, up from $46.1 million in 2000. This was primarily due to a 43% increase in the dollar volume of U.S. municipal bonds issued in 2001 compared to 2000. Refinancing activity was especially strong due to the favorable interest rate environment, and represented 31% of total issuance dollar volume in 2001 versus 17% in 2000.

Other revenue increased $19.6 million, or 23.7%, to $102.3 million in 2001. Moody's Risk Management Services revenue grew 33.9% to $30.8 million, driven by continued strong sales of its credit risk assessment software and subscription products. Research revenue increased 19.8%, to $71.5 million, reflecting continued international expansion, new product introductions and growth in demand for products delivered via the Internet.

Revenue in the United States was $560.7 million in 2001, an increase of 30.7% over $428.9 million in 2000. This increase reflected strong growth in ratings revenue, principally due to higher issuance volumes in most market sectors, including investment grade and high yield corporate bonds, municipal bonds, asset-backed securities and mortgage-backed securities. The number of investment grade corporate issues was up more than 48% over 2000 and public finance issuance dollar volume grew by 43%. In U.S. structured finance, asset-backed issuance volume was up 29%, residential mortgage volume rose 130% and commercial mortgage volume was up 50%.

Moody's international revenue was $236.0 million in 2001 compared to $173.4 million in 2000, an increase of 36.1%. European structured finance revenue almost doubled for the year. International corporate finance revenue grew more than 20% and financial institutions revenue showed solid double-digit growth. International revenue at Moody's Risk Management Services rose 46.1% and non-U.S. research revenue grew 23.7%.

2001 operating expenses of $239.6 million grew 26.4% from $189.6 million in 2000. The increase reflected higher compensation and related expenses due to an increase in the number of analysts, particularly in Europe and in worldwide structured finance, as well as higher incentive compensation costs due to the Company's very strong 2001 results. Also included in operating expense was a $3.4 million charge to write down investments in Argentine rating agencies, due to the recent currency devaluation and the unstable economic and political situation. Selling, general and administrative expenses of $141.6 million in 2001 were up 31.6% compared to $107.6 million in 2000. This increase principally reflected higher incentive compensation costs due to the Company's very strong 2001 results, unusual costs of approximately $5.0 million for severance, legal fees and other costs related to the Company's legal settlement with the Department of Justice in April 2001 and $6.0 million related to charitable contributions and initial funding for the newly formed Moody's Foundation. Depreciation and amortization expense increased from $16.6 million in 2000 to $17.0 million in 2001.

Moody's operating income of $398.5 million in 2001 was up 38.1% from $288.5 million in 2000. Due to the unexpected strength in revenue throughout the year, the Company's 2001 operating margin was 50%, up from 48% a year earlier and above our long-term target of 48%.

Non-operating expense increased to $16.6 million in 2001 from $4.5 million in 2000. This was principally the result of a full year of interest expense related to the Company's private debt placement that was completed in the fourth quarter of 2000, offset in part by interest income on invested cash.

Moody's effective tax rate was 44.4% for 2001 compared to 44.2% for 2000.

Reported net income was $212.2 million in 2001 compared to $158.5 million in 2000, an increase of 33.9%. Basic earnings per share were $1.35 in 2001 and $0.98 in 2000, an increase of 37.8%. Diluted earnings per share were $1.32 in 2001 and $0.97 in 2000, an increase of 36.1%. On a pro forma basis, including interest expense on the private placement debt (and excluding any interest income) for both periods, diluted earnings per share would have been $1.30 for 2001 compared with $0.91 for 2000, a gain of 42.9%.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Moody's revenue was $602.3 million in 2000, an increase of $38.1 million or 6.8% from $564.2 million in 1999. The increase reflected modest growth in ratings revenue, with strong gains in global structured finance ratings, partially offset by the impact of declines in several sectors of the U.S. market. Other revenue reflected strong growth in Moody's Risk Management Services, primarily related to the acquisition of a financial software products company in January 2000. It also reflected double-digit growth in research revenue, driven by international expansion, new product introductions and growth in demand for products delivered via the Internet.

Moody's ratings revenue was $519.6 million in 2000, an increase of 3.5% from $502.2 million in 1999. Strong growth in global structured finance and international corporate finance was partially offset by the effects of a decline in securities issuance in the U.S. capital markets.

Structured finance ratings revenue of $199.2 million in 2000 grew 15.5% over 1999 revenue of $172.4 million. The increase in

2000 revenue was principally the result of strong growth in the asset-backed and derivatives markets in the U.S., Europe and Japan. Moody's revenue from ratings of U.S. credit derivatives grew by 12% in 2000, as the number of collateralized debt obligations that Moody's rated increased by 14%.

Revenue from corporate ratings was $162.7 million in 2000 compared with $165.5 million in 1999, a decline of 1.7%. Revenue from high yield ratings declined in 2000, as the number of issues during the year was 55% lower than in 1999. This impact was substantially offset by revenue from new European issuers and double-digit growth in bank loan ratings revenue.

Revenue from financial institution and sovereign risk ratings was $111.6 million in 2000, an increase of 6.5% over $104.8 million in 1999. Growth in 2000 reflected 21% volume growth in international bond and medium-term note issuance, somewhat offset by the negative effects of a decline in U.S. debt issuance and U.S. industry consolidation in this sector.

Public finance ratings revenue declined 22.5% to $46.1 million in 2000, from $59.5 million in 1999. The decrease was principally the result of a 16% decline in the number of U.S. municipal bonds issued in 2000 compared to 1999.

Other revenue increased 33.4% to $82.7 million in 2000, reflecting double-digit growth in research revenue due to strong demand for products delivered via the Internet and increased international sales. In addition, Moody's Risk Management Services revenue more than doubled compared to 1999, primarily due to the acquisition of a financial software products company in January 2000.

Revenue in the United States was $428.9 million in 2000, an increase of 1.3% over $423.4 million in 1999. Ratings revenue declined 1% compared to the prior year, as the effects of lower issuance levels in the core corporate and public finance sectors were substantially offset by strong growth in asset-backed finance, credit derivatives and bank loan ratings. Double-digit revenue growth was achieved in Moody's Risk Management Services and research revenue.

Moody's international revenue was $173.4 million in 2000 versus $140.8 million in 1999, an increase of 23.2%. This performance was principally driven by strong growth in ratings of international structured finance securities, particularly in Europe and Japan, and an increased number of European corporate issuers. Strong growth was achieved in international research revenue, reflecting new products and geographic expansion, and in Moody's Risk Management Services revenue.

2000 operating expenses of $189.6 million grew 3.3% from $183.6 million in 1999. The increase reflected higher compensation and related expenses due to an increase in the number of analysts, particularly in Europe and in worldwide structured finance. This growth was partially offset by cost containment efforts in light of low revenue growth in the U.S. and lower production and delivery costs due to conversion of research products to Internet delivery. Selling, general and administrative expenses of $107.6 million in 2000 were up 10.7% compared to $97.2 million in 1999. This increase was principally due to higher compensation and related costs to support international business expansion, increased corporate overhead costs resulting from becoming a separate public company and higher sales related costs in the risk management services business. Depreciation and amortization expense increased from $13.0 million in 1999 to $16.6 million in 2000, principally reflecting amortization of goodwill and intangible assets related to the previously mentioned acquisition.

Moody's operating income of $288.5 million in 2000 was up 6.7% from $270.4 million in 1999. Non-operating expense of $4.5 million in 2000 principally reflected interest expense related to Moody's private debt placement that was completed in the fourth quarter, offset in part by interest income on invested cash. Non-operating income of $8.5 million in 1999 principally reflected a $9.2 million gain related to the 1998 sale of the Company's Financial Information Services business ("FIS").

Moody's effective tax rate was 44.2% for both 2000 and 1999.

Reported net income was $158.5 million in 2000 compared with $155.6 million in 1999, an increase of 1.9%. Basic and diluted earnings per share for 2000 were $0.98 and $0.97, respectively, compared to $0.96 and $0.95, respectively, in 1999. Excluding the 1999 gain related to the sale of FIS, and including interest expense on the private placement debt (but excluding any interest income) for both periods, diluted earnings per share would have been $0.91 in 2000 compared with $0.84 in 1999, an increase of 8.3%.

Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

Moody's revenue was $564.2 million in 1999, an increase of 9.8% from $513.9 million in 1998. Revenue in 1998 included $18.4 million related to FIS, which was sold in July 1998. Excluding FIS, Moody's 1999 revenue grew 13.9% from $495.5 million in 1998. The strong revenue performance reflected double-digit growth in ratings revenue, fueled by continued expansion of European capital markets and growth in several sectors of the U.S. market. Moody's 1999 revenue also reflected double-digit growth in research revenue, driven by international expansion and new product introductions.

Moody's ratings revenue was $502.2 million in 1999, an increase of 13.7% from $441.5 million in 1998. This growth was principally driven by ratings of corporate bonds, structured finance products and commercial paper. International ratings revenue growth was especially strong, as the introduction of the Euro and a significant increase in merger-related financing drove significant growth in European capital markets. These revenue gains were partially offset by the effects of volume declines in the U.S. high yield and municipal markets, compared to strong performance in these markets in 1998.

Structured finance ratings revenue of $172.4 million in 1999 grew 20.6% over 1998 revenue of $143.0 million. The increase in 1999 revenue was principally the result of strong growth in the asset-backed and derivatives markets in the U.S., Europe and Japan. Moody's revenue from ratings of U.S. credit derivatives grew by more than 40% in 1999, as issuance volumes surged to record levels.

Revenue from corporate ratings was $165.5 million in 1999 compared with $143.6 million in 1998, an increase of 15.3%. The revenue growth was principally driven by strong international issuance volumes. U.S. bank loan ratings activity expanded significantly in 1999 as Moody's rated more than $300 billion of new loans, an increase of 50% over 1998. Revenue from high yield ratings declined in 1999, as issuance dollar volume during the year was approximately 32% lower than 1998's record level.

Revenue from financial institution and sovereign risk ratings was $104.8 million in 1999, an increase of 16.3% over $90.1 million in 1998. The increase principally reflected higher debt issuance in and expanded coverage of the global banking sector.

Public finance ratings revenue declined 8.2% to $59.5 million in 1999 from $64.8 million in 1998. The decrease was principally the result of lower municipal debt issuance in 1999 following 1998's near-record level.

Revenue in the United States was $423.4 million in 1999, an increase of 2.5% over $413.0 million in 1998. Excluding the 1998 revenue of FIS, United States revenue increased 7.1% in 1999, from $395.3 million in 1998. This increase was principally the result of gains in structured finance, commercial paper and bank loan ratings, partially offset by the effects of volume declines in the high yield and municipal markets.

Moody's international revenue was $140.8 million in 1999 versus $100.9 million in 1998, an increase of 39.5%. Excluding the 1998 revenue of FIS, international revenue increased 40.5% in 1999 from $100.2 million in 1998. This performance was principally driven by growth in European capital markets, where the introduction of the Euro and a significant increase in merger-related financing drove strong debt issuance. Strong growth was also achieved in ratings of international asset-backed securities, particularly in Europe and Japan.

1999 operating expenses of $183.6 million grew $6.3 million, or 3.6%, from $177.3 million in 1998. Excluding 1998 operating expense of $8.5 million related to FIS, 1999 operating expense increased by $14.8 million, or 8.8%. The increase principally reflected higher compensation and related expenses due to an increase in the number of analysts, particularly in Europe and the structured finance business. Selling, general and administrative expenses of $97.2 million in 1999 were up $1.5 million compared to $95.7 million in 1998. Excluding $4.6 million of 1998 selling, general and administrative expenses related to FIS, 1999 expense grew by $6.1 million, or 6.7%. This increase was principally due to higher compensation and related costs. Depreciation and amortization expense was $13.0 million in 1999, a decrease of $2.4 million from 1998. Excluding FIS depreciation and amortization expense of $1.1 million in 1998, the 1999 expense declined by $1.3 million. This reflected lower levels of capital spending in 1998 and 1999 versus prior years, partly as a result of declining technology costs.

Moody's operating income of $270.4 million in 1999 was up 19.9% from $225.5 million in 1998. Excluding 1998 operating income related to FIS of $4.2 million, 1999 operating income grew 22.2% from $221.3 million in 1998.

Non-operating income, net, was $8.5 million in 1999 and $12.4 million in 1998. Non-operating income included pre-tax gains related to the sale of FIS of $9.2 million in 1999 and $12.6 million in 1998.

Moody's effective tax rate was 44.2% for 1999, compared with 40.3% in 1998. The change resulted from an increase in the percentage of Moody's income allocable to states with high income tax rates and refinements of certain estimates.

Moody's reported net income was $155.6 million in 1999 versus $142.0 million in 1998, an increase of 9.6%. Basic and diluted earnings per share in 1999 were $0.96 and $0.95, respectively, compared with basic and diluted earnings per share of $0.84 and $0.83, respectively, in 1998. Moody's results included after-tax gains related to the sale of FIS of $5.1 million ($0.03 per basic and diluted share) in 1999 and $7.5 million ($0.04 per basic and diluted share) in 1998. Excluding these gains, Moody's 1999 net income of $150.5 million increased 11.9% or $16.0 million over $134.5 million in 1998.

Market Risk

Moody's maintains operations in 16 countries outside the United States and over 90% of its revenue for the year ended December 31, 2001 was billed and collected in U.S. dollars. Approximately 25% of the Company's expenses were incurred in currencies other than the U.S. dollar. As such, the Company is exposed to market risk from changes in foreign exchange rates.

As of December 31, 2001, approximately 12% of Moody's assets were located outside the U.S. Of Moody's aggregate cash and cash equivalents of $163.2 million at December 31, 2001, approximately $34 million was located outside the United States (with $28 million in the U.K.), making the Company susceptible to fluctuations in foreign exchange rates. The effect of changes in the value of foreign currencies relative to the U.S. dollar on assets and liabilities of non-U.S. operations are charged or credited to the cumulative translation adjustment in shareholders' equity.

Cash equivalents consist of investments in high quality investment grade securities within and outside the United States. By policy, the Company limits the amount it can invest with any one issuer. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds, short-term certificates of deposit or issuers of high-grade commercial paper.

The Company has not engaged in foreign currency hedging transactions nor does the Company have any derivative financial instruments. However, going forward, the Company will assess the need to enter into hedging transactions to limit its risk due to fluctuations in exchange rates.

Liquidity and Capital Resources

Net cash provided by operating activities was $306.3 million, $67.6 million, and $197.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Cash provided by operating activities in 2001 increased substantially compared with 2000 reflecting, among other things, the $174.6 million income tax-related payment in 2000 that is described later in this section and year-to-year growth in Moody's net income of $53.7 million in 2001. In addition, the 2001 increase reflected a deferral of approximately $50 million of U.S. federal income taxes that normally would have been paid during the year; such taxes were paid in January 2002. Moody's accrued liabilities at December 31, 2001 were $101.5 million higher than at December 31, 2000. In addition to the impact of the income tax deferral, the increase reflected higher accruals for incentive compensation, which were paid in the first quarter of 2002. In addition, accounts receivable at year-end 2001 were $47.4 million higher than the prior year-end, reflecting the high level of fourth quarter 2001 billings. It is anticipated that the majority of these receivables will be collected in the first quarter of 2002. The decrease in cash provided by operating activities in 2000 compared to 1999 was primarily due to a payment of approximately $174.6 million, representing Moody's 50% share, in connection with an amended tax return filed by Old D&B on May 12, 2000. In addition, payments for incentive compensation in 2000 were higher than in 1999. The $15.0 million increase in accounts receivable in 2000 reflected strong growth in fourth quarter billings.

Net cash used in investing activities was $30.0 million, $33.6 million and $12.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The 2001 amount included $15.2 million of investments in international rating agencies. The increase in cash used from 1999 to 2000 was principally due to the acquisition of a financial software products company in January 2000 for $17.4 million. In addition, the Company increased its spending on computer equipment and software development from 1999 to 2000. Capital expenditures, which principally include investments in purchasing, developing and upgrading computer hardware, software and systems, and improvements to owned and leased office facilities, were $14.8 million in 2001, $14.4 million in 2000 and $12.9 million in 1999. Currently, the Company has commitments related to its planned acquisition of KMV for $210 million and contingent payments of up to $5.4 million related to the Company's investment in Korea Investors Service. See Notes 5, Investments in Affiliates, and 17, Subsequent Event, to the Company's consolidated financial statements for further detail.

Net cash (used in) provided by financing activities was ($233.0) million, $81.6 million and ($186.4) million for the years ended December 31, 2001, 2000 and 1999, respectively. The 2001 and 2000 amounts consisted primarily of $267.6 million and $71.8 million, respectively, for repurchases of the Company's common stock under its share repurchase program. These amounts were offset in part by stock option proceeds and related tax benefits of $62.9 million and $12.7 million, respectively. In addition, the 2001 and 2000 amounts included dividends paid of $28.3 million and $7.2 million, respectively. The 2000 amount also included $104.5 million of net proceeds from the private debt placement that was completed in the fourth quarter and distributions made to Old D&B through the Distribution Date. The 1999 amount represents a net distribution to Old D&B.

Pursuant to the Distribution Agreement, Moody's was allocated $195.5 million of debt at September 30, 2000. Moody's funded this debt with borrowings under a $160 million unsecured bank revolving credit facility and a bank bridge line of credit. On October 3, 2000, the Company issued $300 million of notes in a private placement (the "Notes"). The private placement notes have a five-year term and bear interest at an annual rate of 7.61%, payable semi-annually. The cash proceeds from the private placement were used in part to repay the outstanding balance on the revolving credit facility and to repay the bridge line of credit.

The revolving credit facility (the "Facility"), which was undrawn as of December 31, 2001, consists of an $80 million 5-year facility and an $80 million 364-day facility. Interest rates on borrowings under the Facility are based on prevailing short-term rates at the time of such borrowings. As noted below, Moody's intends to draw down on this Facility to initially fund the planned acquisition of KMV.

The Notes and the Facility (the "Agreements") contain covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales and sale-leaseback transactions or to incur liens. The Notes and the Facility also contain financial covenants that, among other things, require the Company to maintain an interest coverage ratio, as defined in the Agreements, of not less than 3 to 1, and a ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, as defined in the Agreements, of not more than 4 to 1. At December 31, 2001 the Company was in compliance with its debt covenants. If an event of default were to occur (as defined in the Agreements) and was not remedied by the Company within the stipulated time frame, an acceleration of the Notes and restrictions on the use of the Facility could occur.

At December 31, 2001 and 2000, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

In February 2002, Moody's reached a definitive agreement to acquire KMV, a market-based, quantitative credit risk management tools company, in an all cash transaction for $210 million. Moody's expects the transaction to close by the early part of the second quarter of 2002 and initially to be funded by a combination of cash on hand and its existing $160 million Facility. The Company plans to secure more permanent financing for all or part of the purchase price, in order to retain open bank credit lines and to use its cash flow from operations for share repurchases. The KMV acquisition is subject to a number of closing conditions and there can be no guarantee that the transaction will be consummated or that the Company will be able to successfully integrate the KMV and Moody's Risk Management Services businesses.

Moody's expects to have positive operating cash flow, as well as after-tax free cash flow, for fiscal year 2002. The Company currently intends to use the majority of such free cash flow to continue its share repurchase program. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See "Additional Factors That May Affect Future Results" in this section. In addition, the Company will from time to time consider acquisitions of or investments in complementary businesses, products, services and technologies, which might affect liquidity requirements and cause the Company to pursue additional financing. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

Additional Factors That May Affect Future Results

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the following risks occur, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

Changes in the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets and Changes in Interest Rates and Other Volatility in the Financial Markets

Approximately 90% of Moody's revenue in 2001 was derived from ratings, a significant portion of which was related to the issuance of credit sensitive securities issued in the global capital markets. Moody's enjoyed revenue growth from these sources in 2001 that was substantially greater than its historical averages, principally due to strong issuance volumes driven by the favorable interest rate environment in the U.S. and very strong growth in global structured finance issuance. The Company anticipates that a substantial part of its business will continue to be dependent on the number and dollar volume of debt securities issued in the capital markets. Therefore, the Company's results could be adversely affected by a reduction of the level of debt issuance.

Unfavorable financial or economic conditions that either reduce investor demand for debt securities or impair issuers' ability to issue such securities could reduce the number and dollar volume of debt issuance and other transactions for which Moody's provides ratings services. In addition, increases in interest rates, volatility in financial markets or the interest rate environment, significant political or economic events, defaults of significant issuers and other market and economic factors may negatively impact the general level of debt issuance, the debt issuance plans of certain categories of borrowers, and/or the types of credit-sensitive products being offered. A sustained period of market decline or weakness could also have a material adverse affect on Moody's business and financial results.

Possible Loss of Market Share through Competition

The markets for credit ratings, research and risk management services are intensely competitive. Moody's competes on the basis of a number of factors, including quality of ratings, client service, research, reputation, price, geographic scope, range of products and technological innovation. Moody's faces increasing competition from Standard & Poor's Credit Market Service, Fitch, local rating agencies in a number of jurisdictions and niche companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company in the insurance industry). Since Moody's believes that some of its most significant challenges and opportunities will arise outside the U.S., it will have to compete with rating agencies that may have a stronger local presence or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions.

Introduction of Competing Products or Technologies by Other Companies

The markets for credit rating, research and risk management services are increasingly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and utilize emerging technological trends is a key factor to maintaining market share. Competitors may develop quantitative methodologies for assessing credit risk that customers and market participants may deem preferable to or more cost-effective than the credit risk assessment methods currently employed by Moody's.

Increased Pricing Pressure from Competitors and/or Customers

In the credit rating, research and risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service. Moody's intends to continue providing the highest quality products and the best service to its customers and the capital markets. However, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share.

Possible Loss of Key Employees to Investment or Commercial Banks or Elsewhere and Related Compensation Cost Pressures
Moody's success depends in part upon recruiting and retaining highly skilled, experienced analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives. Investment banks and other competitors for analyst talent may be able to offer higher compensation than Moody's. Moody's also may not be able to identify and hire employees outside the U.S. with the required experience or skills to perform sophisticated credit analysis. Moody's ability to effectively compete will continue to depend, among other things, on its ability to attract new employees and to retain and motivate existing employees.

Exposure to Litigation Related to Moody's Rating Opinions
Moody's faces litigation from time to time from parties claiming damages arising from allegedly inaccurate ratings. In addition, as Moody's international business expands, these types of claims may increase because foreign jurisdictions may not have legal protections comparable to those in the U.S. (such as the First Amendment). These risks often may be difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time.

Potential Emergence of Government-Sponsored Credit Rating Agencies
When governments adopt regulations that require debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings, the competitive balance among rating agencies and the level of demand for ratings may be negatively affected. Government-mandated ratings criteria may also have the effect of displacing objective assessments of creditworthiness. In these circumstances, issuers may be less likely to base their choice of rating agencies on criteria such as independence and credibility, and more likely to base their choice on their assumption as to which credit rating agency might provide a higher rating, which may negatively affect the Company.

Proposed U.S., Foreign, State and Local Legislation and Regulations, Including Those Relating to Nationally Recognized Statistical Rating Organizations
In the U.S. and other countries, the laws and regulations applicable to credit ratings and rating agencies continue to evolve. Recently there has been discussion in the U.S. regarding study of the regulation of credit rating agencies. Changes in the current U.S. regulatory regime could increase Moody's costs or change the environment in which Moody's operates. Failure to maintain governmental authorizations or to comply with local laws and regulations could negatively impact the ability of Moody's to compete in the U.S. and other jurisdictions.

Multinational Operations
Moody's maintains offices outside the U.S. and derives a significant portion of its revenue from sources outside the U.S. Operations in several different countries expose Moody's to a number of legal, economic and regulatory risks such as:

- changes in legal and regulatory requirements
- possible nationalization, expropriation, price controls and other restrictive governmental actions
- restrictions on the ability to convert local currency into U.S. dollars
- currency fluctuations
- export and import restrictions, tariffs and other trade barriers
- difficulty in staffing and managing offices as a result of, among other things, distance, travel, cultural differences and intense competition for trained personnel
- longer payment cycles and problems in collecting receivables
- political and economic instability
- potentially adverse tax consequences

Although such factors have not historically had a material adverse effect on the business, financial condition and results of operations of the Company, any of such factors could have such an effect in the future.

Share Repurchase Program

In October 2000, the Board of Directors of Moody's Corporation authorized a share repurchase program of up to $250 million, which amount was subsequently increased to $300 million. The program includes both special share repurchases and systematic repurchases of Moody's common stock to offset the dilutive effect of share issuance under the company's employee benefit arrangements. In October 2001, Moody's Board of Directors authorized special and systematic share repurchases of up to an additional $300 million.

During the fourth quarter of 2001, the Company repurchased 2.1 million shares of its common stock at a total cost of approximately $72 million. For the full year 2001, Moody's repurchased 8.5 million shares at a total cost of $268 million, bringing total repurchases since program inception to 11.3 million shares at a cost of approximately $340 million. This includes 3.4 million shares, at a cost of approximately $103 million, to offset issuances under Moody's stock plans. Moody's anticipates completing the current $300 million share repurchase program by mid-2003.

Contingencies

Moody's is involved in legal proceedings of a nature considered normal to its business. In the opinion of management, although the outcome of such legal proceedings cannot be predicted with certainty, the ultimate liability of Moody's in connection with such legal proceedings will not have a material effect on the Company's results of operations, cash flows or financial position. In addition, Moody's has certain other contingencies discussed below.

Tax Matters

Pursuant to the Distribution Agreement, New D&B and Moody's have agreed to each be financially responsible for 50% of any potential liabilities that may arise with respect to the matters described below, to the extent such potential liabilities are not directly attributable to their respective business operations.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities. It is possible that additional liabilities may be proposed by tax authorities as a result of these reviews and that one or more of the reviews could be resolved unfavorably. At this time, Moody's management is unable to predict the extent of such reviews, the outcome thereof or whether the resolution of these matters could materially affect Moody's results of operations, cash flows or financial position.

The IRS has completed its review of the utilization of certain capital losses generated during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses and Old D&B responded by filing a petition for a refund in the U.S. District Court on September 21, 2000, after the payments described below were made.

On May 12, 2000, an amended tax return was filed for the 1989 and 1990 tax periods, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000, of which 50% was on behalf of Moody's. IMS Health has informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing. Notwithstanding the filing and payment, New D&B is contesting the IRS's formal assessment and would also contest the assessment of amounts, if any, in excess of the amounts paid. Moody's had previously accrued its anticipated share of the probable liability arising from the utilization of these capital losses.

Information Resources, Inc.

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants R.H. Donnelley Corporation ("Donnelley"), ACNielsen Company, (a subsidiary of ACNielsen Corporation) and IMS International Inc. (a subsidiary of the company then known as Cognizant Corporation). At the time of the filing of the complaint, each of the other defendants was a subsidiary of Donnelley.

The complaint alleges various violations of United States antitrust laws, including purported violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under antitrust laws. IRI also seeks punitive damages in an unspecified amount.

Under the terms of the 1998 Distribution Agreement, as a condition to the Distribution, New D&B undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution Agreement, including any liabilities relating to the IRI action. However, under the Distribution Agreement, as between themselves, each of New D&B and Moody's has agreed to be responsible for 50% of any payments to be made in respect of the IRI action pursuant to the 1998 Distribution Agreement or otherwise, including any legal fees or expenses related thereto.

Management is unable to predict at this time the final outcome of the IRI action or whether the resolution of such matter could materially affect Moody's results of operations, cash flows or financial position. See Note 14 to the Company's consolidated financial statements, Contingencies, for additional information.

L'Association Francaise des Porteurs d'Emprunts Russes

On June 20, 2001 a summons was served in an action brought by L'Association Francaise des Porteurs d'Emprunts Russes ("AFPER") against Moody's France SA (a subsidiary of the Company) and filed in the Court of First Instance of Paris, France. In this suit, AFPER, a group of holders of bonds issued by the Russian government prior to the 1917 Bolshevik Revolution, makes claims against Moody's France SA and Standard & Poor's SA for lack of diligence and prudence in their ratings of Russia and Russian debt since 1996. AFPER alleges that, by failing to take into account the post-Revolutionary repudiation of pre-Revolutionary Czarist debt by the Soviet government in rating Russia and new issues of Russian debt beginning in 1996, the rating agencies enabled the Russian Federation to issue new debt without repaying the old obligations of the Czarist government. Alleging joint and several liability, AFPER seeks damages of approximately $2.43 billion plus legal costs. Moody's believes the allegations lack legal or factual merit and intends to vigorously contest the action.

Dividends

During 2001 and in the fourth quarter of 2000, the Company paid a quarterly dividend of 4.5 cents per share of Moody's common stock, resulting in dividends paid per share of 18.0 cents in

2001 and 4.5 cents in 2000. Prior to the fourth quarter of 2000, when Moody's was a subsidiary of Old D&B, the Company did not pay dividends directly to Old D&B shareholders.

In December 2001, the Company's Board of Directors declared a first quarter 2002 dividend of 4.5 cents per share, payable on March 10, 2002 to shareholders of record on February 28, 2002. The payment and level of cash dividends by Moody's going forward will be subject to the discretion of the Moody's Board of Directors.

Common Stock Information

The Distribution was completed on September 30, 2000. As of October 3, 2000 the Company's common stock began trading on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends paid for the periods shown. The number of registered shareholders of record at January 31, 2002 was 5,754.

	Price Per Share		Dividends Paid
	High	Low	Per Share
From October 3, 2000 through December 31, 2000	$28.88	$22.63	$0.045
2001:			
First quarter	$29.11	$25.49	$0.045
Second quarter	$34.85	$26.17	$0.045
Third quarter	$37.00	$30.60	$0.045
Fourth quarter	$41.10	$31.46	$0.045
Year ended December 31, 2001	**$41.10**	**$25.49**	**$0.180**

Fees of Independent Accountants

During 2001, Moody's incurred $3.7 million for services rendered by PricewaterhouseCoopers ("PwC"), its independent accountants. The aggregate fees of PwC for professional services rendered for the audit of the Company's annual financial statements for the year ended December 31, 2001 and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q during such year were approximately $0.6 million.

PwC did not render professional services to the Company relating to financial information systems design and implementation, for the year ended December 31, 2001.

The aggregate fees for services rendered by PwC to the Company, were approximately $3.1 million (including $0.2 million incurred but not billed in 2001). Approximately one-half of such fees were for consultation on various tax matters of a non-recurring nature, in connection with the Company's transition to an independent company. The remainder principally related to tax consulting and compliance, expatriate tax services, acquisition reviews and statutory audits of non-U.S. subsidiaries.

It is the intention of the Company in 2002 to substantially reduce the amount of non-audit services provided by PwC and thereafter to minimize the amount of these services from PwC, compatible with their efficient use.

Forward-Looking Statements

Certain statements contained in this Annual Report are forward-looking statements and are based on future expectations, plans and prospects for Moody's business and operations that involve a number of risks and uncertainties. The forward-looking statements are made as of the date of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and management disclaims any duty to update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying certain factors that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors include, but are not limited to, changes in the volume of debt securities issued in domestic and/or global capital markets; changes in interest rates and other volatility in the financial markets; possible loss of market share through competition; introduction of competing products or technologies by other companies; pricing pressures from competitors and/or customers; the potential emergence of government-sponsored credit rating agencies; proposed U.S., foreign, state and local legislation and regulations, including those relating to nationally recognized statistical rating organizations; the possible loss of key employees to investment or commercial banks or elsewhere and related compensation cost pressures; and the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives. These factors and other risks and uncertainties that could cause Moody's actual results to differ significantly from management's expectations, are described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Additional Factors That May Affect Future Results" and in other reports of the Company filed from time to time with the Securities and Exchange Commission.

Report of Independent Accountants

To the Shareholders and the Board of Directors of Moody's Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Moody's Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 4, 2002

Statement of Management Responsibility for Financial Statements

To the Shareholders of Moody's Corporation:

Management has prepared and is responsible for the consolidated financial statements and related information that appear on the following pages. The consolidated financial statements, which include amounts based on the estimates of management, have been prepared in conformity with accounting principles generally accepted in the United States of America. Other financial information in this Annual Report is consistent with that in the consolidated financial statements.

Management believes that the Company's internal control systems provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities and careful selection and training of qualified financial personnel.

The independent accountants are engaged to conduct an audit of and render an opinion on the financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee, consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices.

PricewaterhouseCoopers LLP has full and free access to the Audit Committee and meets with it regularly, with and without management.

John Rutherfurd, Jr.

John Rutherfurd, Jr.
President and Chief Executive Officer

Jeanne M. Dering

Jeanne M. Dering
Senior Vice President and Chief Financial Officer

Consolidated Statements of Operations

amounts in millions, except per share data	Year Ended December 31, 2001	2000	1999
Revenue	$796.7	$602.3	$564.2
Expenses			
Operating	239.6	189.6	183.6
Selling, general and administrative	141.6	107.6	97.2
Depreciation and amortization	17.0	16.6	13.0
Total expenses	398.2	313.8	293.8
Operating income	398.5	288.5	270.4
Interest expense, net	(16.5)	(3.6)	—
Gain on sale of business	—	—	9.2
Other non-operating expense, net	(0.1)	(0.9)	(0.7)
Non-operating (expense) income, net	(16.6)	(4.5)	8.5
Income before provision for income taxes	381.9	284.0	278.9
Provision for income taxes	169.7	125.5	123.3
Net income	$212.2	$158.5	$155.6
Earnings per share			
Basic	$ 1.35	$ 0.98	$ 0.96
Diluted	$ 1.32	$ 0.97	$ 0.95
Weighted average shares outstanding			
Basic	157.6	161.7	162.3
Diluted	160.2	163.0	164.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

dollar amounts in millions, except per share data	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 163.2	$ 119.1
Accounts receivable, net of allowances of $27.3 in 2001 and $24.4 in 2000	148.4	101.0
Other current assets	59.6	57.5
Total current assets	371.2	277.6
Property and equipment, net	42.9	43.4
Prepaid pension costs	57.2	53.8
Intangibles assets, net	10.3	13.7
Other assets	23.8	9.8
Total assets	$ 505.4	$ 398.3
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 236.9	$ 135.4
Deferred revenue	122.4	101.4
Total current liabilities	359.3	236.8
Non-current portion of deferred revenue	19.8	16.3
Notes payable	300.0	300.0
Other liabilities	130.4	127.7
Total liabilities	809.5	680.8
Commitments and contingencies (Notes 13 and 14)		
Shareholders' equity:		
Preferred stock, par value $ .01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Series common stock, par value $ .01 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $ .01 per share; 400,000,000 shares authorized; 171,451,136 shares issued and outstanding at December 31, 2001 and 2000	1.7	1.7
Capital surplus	43.7	7.9
Accumulated deficit	(39.3)	(223.2)
Treasury stock, at cost; 17,043,168 and 11,040,266 shares of common stock at December 31, 2001 and 2000, respectively	(307.5)	(67.0)
Cumulative translation adjustment	(2.7)	(1.9)
Total shareholders' equity	(304.1)	(282.5)
Total liabilities and shareholders' equity	$ 505.4	$ 398.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
amounts in millions	2001	2000	1999
Cash flows from operating activities			
Net income	$ 212.2	$ 158.5	$ 155.6
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	17.0	16.6	13.0
Deferred income taxes	(0.8)	(2.3)	7.3
Loss on disposal of property and equipment	0.6	0.3	—
Impairment of investments in affiliates	3.4	—	—
Gain on sale of business	—	—	(9.2)
Changes in assets and liabilities:			
Accounts receivable	(47.6)	(14.6)	13.7
Other current assets	(3.7)	28.3	(4.6)
Prepaid pension costs	(3.4)	(4.1)	(1.9)
Other assets	(2.9)	0.9	(2.0)
Accounts payable and accrued liabilities	101.6	(138.6)	20.7
Deferred revenue	24.8	16.2	14.3
Other liabilities	5.1	6.4	(9.2)
Net cash provided by operating activities	306.3	67.6	197.7
Cash flows from investing activities			
Net capital additions	(14.8)	(14.4)	(12.9)
Acquisitions and investments in affiliates	(15.2)	(17.4)	—
Other	—	(1.8)	0.9
Net cash used in investing activities	(30.0)	(33.6)	(12.0)
Cash flows from financing activities			
Proceeds from issuance of notes	—	300.0	—
Net proceeds from stock plans	62.9	12.7	—
Cost of treasury shares repurchased	(267.6)	(71.8)	—
Payment of dividends	(28.3)	(7.2)	—
Net distributions to Old D&B	—	(152.1)	(186.4)
Net cash (used in) provided by financing activities	(233.0)	81.6	(186.4)
Effect of exchange rate changes on cash	0.8	0.1	0.1
Increase (decrease) in cash and cash equivalents	44.1	115.7	(0.6)
Cash and cash equivalents, beginning of the period	119.1	3.4	4.0
Cash and cash equivalents, end of the period	$ 163.2	$ 119.1	$ 3.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

amounts in millions	Common Stock Shares	Common Stock Amount	Capital Surplus	Accumulated Deficit	Cumulative Translation Adjustment	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity	Comprehensive Income
Balance at January 1, 1999	171.5	$1.7	$ —	$(191.6)	$(2.7)	(6.4)	$ —	$(192.6)	
Net income				155.6				155.6	$155.6
Currency translation adjustment					0.3			0.3	0.3
Net change in Old D&B treasury stock						(4.2)	—	—	
Net distributions to Old D&B				(186.4)				(186.4)	
Comprehensive income									155.9
Balance at December 31, 1999	171.5	1.7	—	(222.4)	(2.4)	(10.6)	—	(223.1)	
Net income				158.5				158.5	158.5
Dividends paid				(7.2)				(7.2)	
Net proceeds from stock plans			12.7					12.7	
Net change in Old D&B treasury stock prior to the Distribution Date						1.6	—	—	
Net treasury stock activity after the Distribution Date			(4.8)			(2.0)	(67.0)	(71.8)	
Currency translation adjustment					0.5			0.5	0.5
Net distributions to Old D&B				(152.1)				(152.1)	
Comprehensive income									159.0
Balance at December 31, 2000	171.5	1.7	7.9	(223.2)	(1.9)	(11.0)	(67.0)	(282.5)	
Net income				212.2				212.2	212.2
Dividends paid				(28.3)				(28.3)	
Net proceeds from stock plans			62.9					62.9	
Net treasury stock activity			(27.1)			(6.0)	(240.5)	(267.6)	
Currency translation adjustment					(0.8)			(0.8)	(0.8)
Comprehensive income									$211.4
Balance at December 31, 2001	171.5	$1.7	$ 43.7	$ (39.3)	$(2.7)	(17.0)	$(307.5)	$(304.1)	

The accompanying notes are an integral part of the consolidated financial statements.

tabular amounts in millions, except per share data

Notes to Consolidated Financial Statements

Note 1 Description of Business and Basis of Presentation

Moody's Corporation ("Moody's" or the "Company"), a global credit rating, research and risk analysis firm, publishes credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations. The Company publishes rating opinions on a broad range of credit obligations issued in domestic and international markets, including various corporate and governmental obligations, structured finance securities and commercial paper programs. The Company also publishes investor-oriented credit research including in-depth research on major issuers, industry studies, special comments and credit opinion handbooks. Moody's Risk Management Services develops and distributes credit risk assessment software used by banks and other financial institutions in their commercial lending, portfolio management and other activities. It also provides modeling tools, analytics, credit education materials, seminars, computer-based lending simulations and other products and services.

The Company operated as part of The Dun & Bradstreet Corporation ("Old D&B") until September 30, 2000 (the "Distribution Date"), when Old D&B separated into two publicly traded companies—Moody's Corporation and The New D&B Corporation ("New D&B"). At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company (the "D&B Business"). The remaining business of Old D&B consisted solely of the business of providing ratings and related research and risk management services (the "Moody's Business") and was renamed "Moody's Corporation." The method by which Old D&B distributed its shares is hereinafter referred to as "the Distribution."

For purposes of governing certain ongoing relationships between the Company and New D&B after the Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a Distribution Agreement, Tax Allocation Agreement, Employee Benefits Agreement, Shared Transaction Services Agreement, Insurance and Risk Management Services Agreement, Data Services Agreement and Transition Services Agreement.

Pursuant to the terms of the Distribution Agreement, the Company retained all of the assets and liabilities related to the Moody's Business and New D&B retained all of the assets and liabilities related to the D&B Business. Prior to the Distribution Date, Old D&B provided certain centralized services to the Company, the cost of which was allocated to the Company. Management believes these allocations were reasonable; however, the costs of these services are not necessarily indicative of the costs that would have been incurred if the Company had performed or obtained these services as a separate entity. These allocations, included in the consolidated statements of operations, were $13.3 million in 2000 and $17.2 million in 1999. The consolidated financial statements reflect the financial position, results of operations and cash flows of the Company as if it were a separate entity for all periods presented.

Note 2 Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include those of Moody's Corporation and all its subsidiaries. The effects of all intercompany transactions have been eliminated. The Company generally consolidates all majority-owned and controlled subsidiaries. Investments in companies over which the Company has significant influence but not a controlling interest are carried on an equity basis. Investments for which the Company does not have the ability to exercise significant influence over operating and financial policies are carried at cost. See Note 5 for a description of the Company's investments in affiliates.

Cash and Cash Equivalents

Cash equivalents principally consist of money market funds, short-term certificates of deposit and commercial paper with maturity periods of three months or less when purchased. Approximately $152 million and $88 million, respectively, were cash equivalents at December 31, 2001 and 2000. Interest income on cash and cash equivalents was $6.5 million and $2.2 million, respectively, for the years ended December 31, 2001 and 2000.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, typically three to ten years for computer equipment and office furniture and fixtures and seven to forty years for buildings and building improvements. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred. Gains and losses on disposals of property and equipment are reflected in the consolidated statements of operations. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software

Costs for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These assets, included in other assets in the consolidated balance sheets, primarily relate to the development of credit risk assessment software to be licensed to customers. The capitalized costs generally consist of professional services provided by third parties and compensation costs of employees that develop the software. These costs are amortized on a straight-line basis over three years, which approximates their useful life, and are reported at the lower of unamortized cost or net realizable value. At December 31, 2001 and 2000, the amounts included in other assets were $6.0 million and $4.7 million, respectively, net of accumulated amortization of $5.5 million and $4.4 million, respectively.

The Company capitalizes costs related to software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives, generally three to five years. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

Long-Lived Assets
Long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may be impaired. If the estimated undiscounted future cash flows are lower than the carrying amount of the asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset.

Intangible Assets
Goodwill of $6.0 million and $8.5 million at December 31, 2001 and 2000, respectively, net of accumulated amortization of $5.3 million and $3.2 million, respectively, represents the excess of the purchase price over the fair value of identifiable net assets of acquired businesses and is amortized on a straight-line basis over five to ten years. Other intangible assets of $4.3 million and $5.2 million at December 31, 2001 and 2000, respectively, net of accumulated amortization of $1.8 million and $0.9 million, arose through acquisitions of businesses and are being amortized over their estimated useful lives, generally five to seven years.

At each balance sheet date, the Company reviews the recoverability of goodwill and intangible assets based on estimated undiscounted future cash flows from operating activities compared with the carrying value, and recognizes any impairment on the basis of such comparison. For the years ended December 31, 2001 and 2000, no goodwill impairments were recognized.

Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," for purchase business combinations. Among other things, the goodwill described above will no longer be amortized. See a further description of this statement under the "Recently Issued Accounting Pronouncements" section of this Note 2.

Employee Benefit Plans
Pension benefits and postretirement healthcare and life insurance benefits earned by employees during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue Recognition
The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." As such, revenue is recognized when an agreement exists, the services have been provided and accepted by the customer, fees are determinable and the collection of resulting receivables is considered probable.

Revenue attributed to ratings of issued securities is generally recognized when the rating is issued. Revenue attributed to monitoring activities is recognized over the period in which the related monitoring is performed, which is generally one year and can be up to 30 years in certain cases, particularly related to commercial mortgage-backed securities.Revenue related to annual fees for areas such as frequent issuer program arrangements and commercial paper programs is generally recognized over the contract term, which is principally one year. In recognizing revenue related to ratings, Moody's uses judgments to match billed revenue with services to be provided in the future. These judgments are generally not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods.

Revenue from sales of research products and from risk management services subscription products is recognized over the related subscription period, which is principally one year. Revenue from sales of risk management services software is generally recognized at the time the product is shipped to customers, as the Company's obligations are complete. Related maintenance revenue is recognized over the maintenance period, which is generally one year.

Amounts billed in advance of providing the related products or services are credited to deferred revenue and reflected in revenue when earned. The consolidated balance sheets reflect as current deferred revenue amounts that are expected to be recognized within one year of the balance sheet date, and as non-current deferred revenue amounts that are expected to be recognized over periods greater than one year. Non-current deferred revenue principally reflects monitoring fees for commercial mortgage-backed securities that are billed when the related rating is issued.

Accounts Receivable Allowances
Moody's records as reductions of revenue provisions for estimated future adjustments to customer billings, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance; adjustments to and write-offs of receivables are charged against the allowance. Moody's evaluates its estimates on a regular basis and makes adjustments to its provisions and the accounts receivable allowance as considered appropriate.

Selling, General and Administrative Expense
Selling, general and administrative expense is charged to income as incurred. This expense includes such items as compensation for officers and corporate staff and compensation and other expenses related to sales of products. It also includes items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets. 2001 selling, general and administrative expense included unusual costs of approximately $5.0 million for severance, legal fees and other costs related to the Company's legal settlement with the Department of Justice in April 2001 and $6.0 million related to charitable contributions and initial funding for the newly formed Moody's Foundation.

Foreign Currency Translation
For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these operations, currency translation

tabular amounts in millions, except per share data

adjustments are accumulated in a separate component of shareholders' equity. Realized transaction gains and losses are reflected in other non-operating expense, net. Transaction losses were $0.1 million, $0.9 million and $0.7 million in 2001, 2000 and 1999, respectively.

Comprehensive Income
Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts. The required disclosures have been included in the consolidated statements of shareholders' equity. The net effect of income taxes on comprehensive income was not significant for any period presented.

Income Taxes
The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

Prior to the Distribution, the Company was included in the federal and certain state income tax returns of Old D&B; however, the provision for income taxes for each of the years ended December 31, 2000 and 1999 has been calculated on a separate-company basis. Moody's share of income taxes paid by Old D&B through the Distribution Date have been reflected in the consolidated statements of shareholders' equity as net distributions to Old D&B.

Fair Value of Financial Instruments
The Company's financial instruments include cash, cash equivalents and trade receivables and payables, all of which are short-term in nature and, accordingly, approximate fair value. The fair value of the Company's long-term notes payable is estimated using discounted cash flow analyses based on the prevailing interests rates available to the Company. The carrying amount and fair value of the notes payable at December 31, 2001 were $300.0 million and $324.3 million, respectively. At December 31, 2000, the fair value of the Company's notes payable approximated the carrying value of $300 million. See Note 10, Indebtedness.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.

Cash equivalents consist of investments in high quality investment grade securities within and outside the United States. By policy, the Company limits the amount it can invest with any one issuer. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds, short-term certificates of deposit or issuers of high-grade commercial paper. As of December 31, 2001, the Company did not maintain any derivative investments or engage in any hedging activities.

Credit is extended to customers based on an evaluation of their financial condition. No customer accounted for 10% or more of accounts receivable at December 31, 2001 or 2000.

Earnings Per Share of Common Stock
In accordance with SFAS No. 128, "Earnings per Share," basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, stock options, and depreciation and amortization rates for property and equipment, goodwill, other intangible assets and computer software.

Recently Issued Accounting Pronouncements
On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. It requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001.

SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001.

The Company will adopt SFAS No. 142 beginning January 1, 2002. The Company has considered the provisions of SFAS Nos. 141 and No. 142 and does not expect that adoption of these pronouncements will have a material impact on its financial statements.

Note 3 Reconciliation of Weighted Average Shares Outstanding

Below is a reconciliation of basic weighted average shares outstanding to diluted weighted average shares outstanding:

	2001	2000	1999
Weighted average number of shares – Basic	**157.6**	161.7	162.3
Dilutive effect of shares issuable under stock option, restricted stock and performance share plans	**2.6**	1.3	2.0
Weighted average number of shares – Diluted	**160.2**	163.0	164.3

Options to purchase 0.1 million, 8.0 million and 3.0 million shares of common stock were outstanding at December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the Company's common stock during the applicable period.

Note 4 Property and Equipment, Net

Property and equipment, net consisted of:

	December 31,	
	2001	2000
Land, building and building improvements	**$ 23.9**	$ 24.1
Office and computer equipment	**41.5**	38.4
Office furniture and fixtures	**15.2**	14.2
Internal-use computer software	**14.0**	10.1
Leasehold improvements	**28.8**	28.6
Property and equipment, at cost	**123.4**	115.4
Less: accumulated depreciation and amortization	**(80.5)**	(72.0)
Property and equipment, net	**$ 42.9**	$ 43.4

The consolidated statements of operations reflect depreciation and amortization expense related to the above assets of $11.7 million, $11.6 million and $11.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 5 Investments in Affiliates

The company maintains investments in non-U.S. credit rating agencies in Argentina, Korea, India and Chile. It accounts for these investments using the cost or equity method, depending on the level of influence the Company is able to exert over the operations of the investee. A summary of the significant investments follows.

Argentina

From 1999 through 2001, the Company made equity investments totaling $4.4 million in two Argentine rating agencies. In January 2002, the Argentine government announced the creation of a dual currency system in which certain transactions would be settled at an expected fixed exchange rate of 1.4 Argentine pesos to one U.S. dollar, while non-qualifying transactions would be settled using a free floating market exchange rate. In February 2002, the Argentine government announced a shift to a single free floating market exchange rate. From 1991 until the date of the announcement, the Argentine peso had been pegged to the U.S. dollar at the rate of one to one.

Given the significant adverse change in the economic climate in Argentina, the Company determined that the Argentine ratings businesses, their future cash flows and operations were materially impacted and that this was not a temporary change. Therefore, the recoverability of these investments was reviewed based on a comparison of carrying value to fair value, which was calculated using estimated future discounted cash flows of the businesses. Based on that review, it was determined that the fair values of these investments were $3.4 million less than the aggregate carrying value; this amount was charged to expense in the fourth quarter of 2001.

Korea

In August 1998, the Company made a 10% cost-basis investment in Korea Investors Service ("KIS"), a Korean rating agency. In December 2001, the Company entered into a definitive agreement to increase its investment to just over 50%, at a cost of $9.6 million with contingent payments of up to $5.4 million based on future earnings of KIS. The purchase price of $9.6 million was held in escrow pending regulatory approval in Korea, which was received in January 2002.

The investment was recorded at cost through December 31, 2001; starting in January 2002, the Company will consolidate the results of KIS in its financial statements.

India

In August 1998, the Company made an 11% cost-basis investment in ICRA Limited, an Indian rating agency. In September 2001, the Company increased its investment to 21%, at a cost of $1.3 million, and started accounting for its investment under the equity method.

Note 6 Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
	2001	2000
Accounts payable	**$ 6.1**	$ 3.4
Accrued income taxes (see Note 9)	**67.2**	16.5
Accrued compensation and benefits	**111.9**	68.9
Other	**51.7**	46.6
Total	**$236.9**	$135.4

Note 7 Pension and Post-Retirement Benefits

Moody's maintains defined benefit pension plans in which substantially all U.S. employees of the Company are eligible to participate. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees.

Prior to the Distribution, the Company's employees participated in Old D&B's pension and post-retirement benefit plans. The Company accounted for its participation in these Old D&B plans as multi-employer plans. Accordingly, through the Distribution Date, the Company recorded pension and post-retirement benefit costs as allocated by Old D&B. The amounts of these allocations were insignificant for the years ended December 31, 2000 and 1999. Effective at the Distribution Date, Moody's assumed responsibility for pension and post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

tabular amounts in millions, except per share data

Following is a summary of the activity related to these benefit plans for the period from the Distribution Date through December 31, 2000 and for the year ended December 31, 2001, as well as the status of the plans at December 31, 2001:

	Pension Plans		Other Post-Retirement Plans	
	2001	2000	**2001**	2000
Change in benefit obligation				
Projected benefit obligation, beginning of the period	**$(31.2)**	$(30.9)	**$(3.4)**	$(3.2)
Service cost	**(4.4)**	(1.1)	**(0.4)**	(0.1)
Interest cost	**(2.4)**	(0.6)	**(0.2)**	—
Benefits paid	**0.2**	—	—	—
Plan amendment	**(1.6)**	—	—	—
Actuarial gain/(loss)	**(1.2)**	1.4	**(0.6)**	(0.1)
Assumption change	**(0.6)**	—	—	—
Projected benefit obligation, end of the period	**$(41.2)**	$(31.2)	**$(4.6)**	$(3.4)
Change in plan assets				
Fair value of plan assets	**$ 84.5**	$ 88.0	**$ —**	$ —
Actual return on plan assets	**(5.1)**	(3.5)	—	—
Fair value of plan assets	**$ 79.4**	$ 84.5	**$ —**	$ —
Reconciliation of funded status to total amount recognized				
Funded status of the plan	**$ 38.2**	$ 53.3	**$(4.6)**	$(3.4)
Unrecognized actuarial (gain)/loss	**11.6**	(3.0)	**0.6**	0.1
Unrecognized prior service cost	**2.3**	0.7	—	—
Additional minimum liability	**(0.5)**	—	—	—
Net amount recognized	**$ 51.6**	$ 51.0	**$(4.0)**	$(3.3)
Amounts recognized in the consolidated balance sheet				
Prepaid pension cost	**$ 56.7**	$ 53.8	**$ —**	$ —
Pension and postretirement benefits liability	**(5.1)**	(2.8)	**(4.0)**	(3.3)
Intangible asset	**0.5**	—	—	—
Net amount recognized	**$ 52.1**	$ 51.0	**$(4.0)**	$(3.3)
Components of net periodic (income) expense				
Service cost	**$ 4.4**	$ 1.1	**$ 0.4**	$ 0.1
Interest cost	**2.4**	0.6	**0.2**	—
Expected return on plan assets	**(8.3)**	(2.1)	—	—
Amortization of net loss from earlier periods	**0.3**	—	—	—
Amortization of unrecognized prior service costs	**0.1**	—	—	—
Net periodic (income) expense	**$ (1.1)**	$ (0.4)	**$ 0.6**	$ 0.1

The following assumptions were used in determining the benefit obligation and net periodic pension (income) expense for the period from the Distribution Date through December 31, 2000 and for the year ended December 31, 2001:

	Pension Plans		Other Post-Retirement Plans	
	2001	2000	**2001**	2000
Weighted average discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Rate of increase in future compensation	**4.41%**	3.91%	—	—
Expected return on plan assets	**9.75%**	9.75%	—	—

For post-retirement benefit plan measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% through 2009 and remain at that level thereafter. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

	One Percentage-Point Increase		One Percentage-Point Decrease	
	2001	2000	**2001**	2000
Effect on benefit obligation at end of period	**$0.4**	$0.3	**$(0.4)**	$(0.3)
Effect on total service and interest costs	**$0.1**	—	—	—

Profit Participation Plan

Moody's has a profit participation plan (the "Plan") covering substantially all U.S. employees. The Plan provides for an employee salary deferral contribution and Company contributions. Employees may contribute up to 16% of their pay, subject to the federal limit. Moody's contributes an amount equal to 50% of employee contributions, with Moody's contribution limited to 3% of the employee's pay. Moody's also makes additional contributions to the Plan that are based on growth in the Company's earnings per share. Prior to the Distribution, employees of Moody's participated in the profit participation plan of Old D&B and the Company accounted for its participation in that plan as a multi-employer plan. Expense associated with these plans was $11.1 million, $3.5 million and $2.8 million in 2001, 2000 and 1999, respectively.

Note 8 Stock-Based Compensation Plans

Prior to the Distribution, certain employees of Moody's received grants of Old D&B stock options under Old D&B's 1998 Key Employees' Stock Option Plan (the "1998 Plan"). At the Distribution Date, all unexercised Old D&B stock options held by Moody's employees were converted into separately exercisable options to acquire Moody's common stock and separately exercisable options to acquire New D&B common stock, such that each option had the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price, and the same vesting provisions, option periods and other terms and conditions applicable prior to the Distribution. Old D&B stock options held by employees and retirees of Old D&B were converted in the same manner. Immediately after the Distribution, the 1998 Plan was amended and adopted by the Company.

Under the 1998 Plan, 16,500,000 shares of the Company's common stock were reserved for issuance. The 1998 Plan provides that options are exercisable not later than ten years from the grant date. The vesting period for awards under the 1998 Plan is determined by the Board of Directors at the date of the grant and generally ranges from one to five years. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. For incentive stock options granted to a shareholder of more than 10% of the Company's outstanding stock, the exercise price per share cannot be less than 110% of the fair market value of the Company's common stock at the date of grant.

The 2001 Moody's Corporation Key Employees' Stock Incentive Plan (the "2001 Plan") was approved by the Board of Directors in February 2001 and approved by shareholders in April 2001. Under the 2001 plan, 5,800,000 shares of common stock have been reserved for issuance. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The 2001 Plan provides that options are exercisable not later than ten years from the grant date. The vesting period for awards under the 2001 Plan is determined by the Board of directors at the date of the grant. Unlike the 1998 Plan, the 2001 Plan also provides that consultants to the Company or any of its subsidiaries are eligible to be granted options. There were no options outstanding under the 2001 Plan at December 31, 2001.

Under the 1998 and 2001 Plans, key employees of the Company may be granted shares of common stock ("Performance Shares") based on the achievement of revenue growth goals or other operating objectives. At the end of the performance period, Company performance at target will yield the targeted amount of shares, whereas Company performance above or below target will yield larger or smaller share awards, respectively. As a result of the Distribution, Performance Share grants relating to the Company's revenue performance for 1999 and 2000 were converted such that the employees would receive a combination of Moody's shares and cash in lieu of New D&B shares. In 2001, approximately 100,000 shares of Moody's common stock were awarded based on the Company's revenue performance for 1999 and 2000. Cash payments aggregating $2.5 million were made in lieu of New D&B shares. There were no new Performance Share grants in 2001. The Company recorded compensation expense relating to performance share grants of $4.6 million in 2000 and $11.5 million in 1999. No such expense was recorded in 2001.

The Company also maintains a plan for its Board of Directors, the 1998 Directors Plan (the "Directors Plan"), which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. Under the Directors Plan, 400,000 shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors Plan.

In February 2002, employees and directors of the Company were granted 3.5 million options under the 1998 Plan and the Directors Plan. Option grants under the above plans in 2001 were not material.

SFAS No. 123, "Accounting for Stock-Based Compensation" requires that companies with stock-based compensation plans either recognize compensation expense based on the fair value of options granted or continue to apply Accounting Principles Board Opinion No. 25 ("APB No. 25") and related interpretations and disclose pro forma net income and earnings per share assuming that the fair value method had been applied. Moody's has elected to continue applying APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for the Company's fixed stock option plans.

Had compensation expense for Moody's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method required by SFAS No. 123, Moody's net income and earnings per share would have been reduced to the pro forma amounts shown below:

	Year Ended December 31,		
	2001	2000	1999
Net income:			
As reported	**$212.2**	$158.5	$155.6
Pro forma	**$202.9**	$151.8	$153.2
Basic earnings per share:			
As reported	**$ 1.35**	$ 0.98	$ 0.96
Pro forma	**$ 1.29**	$ 0.94	$ 0.94
Diluted earnings per share:			
As reported	**$ 1.32**	$ 0.97	$ 0.95
Pro forma	**$ 1.27**	$ 0.93	$ 0.93

The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The pro forma net income and earnings per share amounts for periods prior to the Distribution Date relate to the fair value of the Old D&B options held by Moody's employees. Pro forma amounts subsequent to the Distribution Date relate to Moody's options held by Moody's employees and New D&B employees and retirees and reflect an increase in fair value due to changes in assumptions for Moody's stock options. Post-distribution, such increase is reflected in income immediately for vested options and spread over the remaining vesting period for converted unvested options. 2001 and 2000 pro forma net income includes charges of $2.5 million and $2.4 million, respectively, relating to New D&B employees and retirees.

The weighted average fair value of Moody's options granted in 2001 was $9.38. The weighted average fair value of Moody's options granted after the Distribution Date in 2000 was $8.20. The weighted average fair value of Old D&B options granted prior to the Distribution Date was $8.66 in 2000 and $8.78 in 1999.

The fair value of stock options used to compute the pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model, with the following weighted average assumptions:

		2000	
	2001	After Distribution	Conversion at Distribution
Expected dividend yield	**0.56%**	0.72%	0.72%
Expected stock volatility	**25%**	25%	25%
Risk-free interest rate	**4.27%**	5.94%	5.79%
Expected holding period	**4.5 yrs**	4.5 yrs	3.0 yrs

In 2000 prior to the distribution and in 1999, the following weighted average assumptions were used: expected dividend yield of 2.40% in both periods, expected stock volatility of 30% in both periods, risk-free interest rate of 6.69% and 6.41%, respectively, and expected holding period of five years in both periods.

tabular amounts in millions, except per share data

Changes in stock options for the three years ended December 31, 2001 are summarized below:

	Number Outstanding	Weighted Average Exercise Price
Options outstanding, December 31, 1998	4.4	$25.87
Granted	1.2	29.22
Exercised	(0.4)	20.56
Surrendered or retired	(0.1)	30.63
Options outstanding, December 31, 1999	5.1	26.98
Granted	0.4	28.53
Exercised	(0.2)	22.37
Surrendered or retired	(0.5)	29.40
Options outstanding, September 30, 2000	4.8	17.99
Options converted, October 1, 2000	14.8	19.94
Granted	5.5	27.87
Exercised	(0.6)	15.36
Surrendered or retired	(0.4)	23.13
Options outstanding, December 31, 2000	19.3	22.30
Granted	0.1	34.77
Exercised	(2.5)	17.04
Surrendered or retired	(2.2)	24.24
Options outstanding, December 31, 2001	**14.7**	**$23.00**

Option activity for the period from December 31, 1998 through September 30, 2000 reflects Old D&B options that were held by employees of Moody's. The options converted at October 1, 2000 reflect the conversion of all Old D&B options, including both those held by employees of Moody's and those held by employees and retirees of New D&B, into separately exercisable options to acquire common stock of Moody's as described above.

Below is a summary of options held by Moody's employees and by New D&B employees and retirees as of each date:

	Moody's Employees	New D&B Employees and Retirees
Options outstanding at:		
October 1, 2000	4.8	10.0
December 31, 2000	10.2	9.1
December 31, 2001	**8.6**	**6.1**

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$14.54–$21.96	5.7	4.5	$18.15
$21.98–$27.59	4.6	7.2	$23.92
$28.13–$36.50	4.4	8.7	$28.21
Total	14.7		

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
$14.54–$21.96	4.7	$17.76
$21.98–$27.59	0.2	$24.01
$28.13–$36.50	1.2	$28.13
Total	6.1	

Note 9 Income Taxes

Components of the Company's income tax provision are as follows:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	**$102.4**	$ 81.7	$ 77.8
State and local	**49.3**	42.7	36.6
Non U.S.	**16.5**	3.6	1.6
Total current	**168.2**	128.0	116.0
Deferred:			
Federal	**1.2**	(1.6)	4.8
State and local	**0.5**	(0.9)	2.6
Non U.S.	**(0.2)**	—	(0.1)
Total deferred	**1.5**	(2.5)	7.3
Total provision for income taxes	**$169.7**	$125.5	$123.3

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

	Year Ended December 31,		
	2001	2000	1999
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**8.5**	9.5	9.2
U.S. taxes on foreign income	**1.0**	—	—
Other	**(0.1)**	(0.3)	—
Effective tax rate	**44.4%**	44.2%	44.2%

Income taxes paid were $98.6 million, $206.0 million and $116.0 million in 2001, 2000 and 1999, respectively.

The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Current:		
Accounts receivable allowances	**$ 12.2**	$ 11.5
Accrued compensation and benefits	**4.4**	4.1
Other accrued liabilities	**1.4**	3.8
Total current	**18.0**	19.4
Non-current:		
Depreciation and amortization	**4.7**	3.8
Accrued compensation and benefits	**3.3**	3.4
Other	**6.6**	5.3
Total non-current	**14.6**	12.5
Total deferred tax assets	**32.6**	31.9
Deferred tax liabilities, non-current:		
Pension plans	**(25.4)**	(24.5)
Amortization of capitalized software	**(2.9)**	(1.5)
Other	**(0.1)**	(0.5)
Total deferred tax liabilities	**(28.4)**	(26.5)
Net deferred tax asset	**$ 4.2**	$ 5.4

The current deferred tax assets, as well as prepaid taxes of $26.4 million and $28.5 million at December 31, 2001 and 2000, respectively, are included in other current assets in the consolidated balance sheets. Non-current deferred tax liabilities, net of non-current deferred tax assets, are included in other liabilities. Management has determined, based on the Company's history of prior and current levels of operating earnings, that no valuation allowance for deferred tax assets should be provided as of December 31, 2001 and 2000.

At December 31, 2001, undistributed earnings of non-U.S. subsidiaries aggregated $26.1 million. Deferred tax liabilities have not been recognized for these undistributed earnings because it is management's intention to reinvest such undistributed earnings outside the U.S. If all undistributed earnings were remitted to the U.S., the amount of incremental U.S. federal and foreign income taxes payable, net of foreign tax credits, would be $1.0 million.

Note 10 Indebtedness

Pursuant to the Distribution Agreement, Moody's was allocated $195.5 million of debt at September 30, 2000. Moody's funded this debt with borrowings under a $160 million unsecured bank revolving credit facility and a bank bridge line of credit.

On October 3, 2000 the Company issued $300 million of notes payable (the "Notes") in a private placement. The cash proceeds from the Notes were used in part to repay the outstanding balance on the revolving credit facility and to repay the bridge line of credit. The Notes have a five-year term and bear interest at an annual rate of 7.61%, payable semi-annually. Interest paid under the Notes was $22.6 million for the year ended December 31, 2001; no interest was paid in 2000.

The revolving credit facility (the "Facility"), which was undrawn as of December 31, 2001, consists of an $80 million 5-year facility, which expires in September 2005 and an $80 million 364-day facility, which expires in September 2002. Interest on outstanding borrowings is payable monthly at rates of interest that are based on prevailing short-term interest rates at the time of such borrowings. No interest was paid under the Facility for the year ended December 31, 2001. Interest paid under the Facility for the year ended December 31, 2000 was $0.1 million.

The Notes and the Facility contain covenants that, among other things, restrict the ability of the Company and its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales and sale-leaseback transactions or to incur liens, and require the Company to maintain certain financial ratios. The Notes and the Facility also contain financial covenants which, among other things require the Company to maintain an interest coverage ratio, as defined in the Agreements, of not less than 3 to 1, and a ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, as defined in the Agreements, of not more than 4 to 1.

Note 11 Acquisition and Divestiture

On January 27, 2000, the Company acquired the net assets of a financial software products company for $17.4 million in cash. The acquisition was accounted for using the purchase method of accounting for business combinations from the date of acquisition. The purchase price was allocated based on estimated fair values of the acquired assets at the date of acquisition, which resulted in acquired goodwill, other intangibles including customer relationships and covenants not to compete, and capitalized software aggregating $16.6 million. These amounts are being amortized on a straight-line basis over three to seven years.

In July 1998, Moody's sold its Financial Information Services business ("FIS"), which was engaged in the publishing of historical financial information. Moody's received $26.5 million at the sale date and recorded a pre-tax gain of $12.6 million. During the third quarter of 1999, certain agreements related to the sale of FIS expired or were completed. As a result, estimated liabilities established at the time of the divestiture in connection with these agreements, determined to be no longer required, were adjusted, resulting in a pre-tax gain of $9.2 million.

Note 12 Capital Stock

Authorized Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 420,000,000 shares with a par value of $0.01, of which 400,000,000 shares represent shares of common stock, 10,000,000 shares represent shares of preferred stock and 10,000,000 shares represent shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board of Directors.

Rights Agreement

The Company has a Rights Agreement designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board of Directors, could impair its ability to represent shareholder interests. Under the Rights Agreement, each share of common stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the registered holder to purchase 1/1000 of a share of a series A junior participating preferred stock, par value $0.01 per share, at a price of $100 per 1/1000 of a share, subject to adjustment. The rights will generally not be exercisable until a person or group ("Acquiring Person") acquires beneficial ownership of, or commences a tender offer or exchange offer that would result in such person or group having beneficial ownership of, 15% or more of the outstanding common stock at such time.

In the event that any person or group becomes an Acquiring Person, each right will thereafter entitle its holder (other than the Acquiring Person) to receive, upon exercise and payment, shares of stock having a market value equal to two times the exercise

tabular amounts in millions, except per share data

price in the form of the Company's common stock or, where appropriate, the Acquiring Person's common stock. The rights are not currently exercisable, as no shareholder is currently an Acquiring Person. The Company may redeem the rights, which expire in June 2008, for $0.01 per right, under certain circumstances, including for a Board approved acquirer either before the acquirer becomes an Acquiring Person or during the window period after the triggering event.

Share Repurchase Program

In October 2000, the Board of Directors of Moody's Corporation authorized a share repurchase program of up to $250 million; this amount was subsequently increased to $300 million. The program includes both special share repurchases and systematic repurchases of Moody's common stock to offset the dilutive effect of share issuance under the Company's employee benefit arrangements. In October 2001, Moody's Board of Directors authorized share repurchases of up to an additional $300 million.

For the year ended December 31, 2001, Moody's repurchased 8.5 million shares of its common stock at a total cost of $268 million, bringing total repurchases since program inception to 11.3 million shares at a cost of approximately $340 million. This includes 3.4 million shares, at a cost of approximately $103 million, to offset issuances under Moody's stock plans. Moody's anticipates completing the current $300 million share repurchase program by mid-2003.

Dividends

During 2001 and in the fourth quarter of 2000, the Company paid a quarterly dividend of 4.5 cents per share of Moody's common stock. In December 2001, the Company's Board of Directors declared a first quarter 2002 dividend of 4.5 cents per share, payable on March 10, 2002 to shareholders of record on February 28, 2002.

Note 13 Lease Commitments

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next eleven years. Moody's also leases certain computer and other equipment under operating leases that expire over the next six years. Rent expense under operating leases for the years ended December 31, 2001, 2000 and 1999 was $8.0 million, $7.1 million and $5.6 million, respectively. Rent expense for 2001, 2000 and 1999 was net of sublease rental income of $1.0 million in each year related to a facility utilized by FIS, which was sold in July 1998.

The approximate minimum rent for operating leases that have remaining noncancelable lease terms in excess of one year at December 31, 2001, net of sublease rental commitments, are as follows:

Year Ended December 31,	
2002	$ 7.7
2003	6.8
2004	5.7
2005	4.3
2006	4.0
Thereafter	3.7
Total minimum lease payments	$32.2

Note 14 Contingencies

Moody's is involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, in the opinion of management, the ultimate liability of Moody's in connection with such matters will not have a material adverse effect on Moody's financial position, results of operations or cash flows.

In addition, Moody's has certain other contingencies discussed below.

Information Resources, Inc.

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants the corporation then known as The Dun & Bradstreet Corporation and, as discussed below, now known as R.H. Donnelley Corporation ("Donnelley"), A.C. Nielsen Company (a subsidiary of ACNielsen Corporation) and IMS International, Inc. (a subsidiary of the company then known as Cognizant Corporation). At the time of the filing of the complaint, each of the other defendants was a subsidiary of Donnelley.

The complaint alleges various violations of United States antitrust laws, including purported violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges SRG violated an alleged agreement with IRI when it agreed to be acquired by the defendants and that the defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350 million, which amount IRI asked to be trebled under antitrust laws. IRI also seeks punitive damages of an unspecified amount.

In November 1996, Donnelley completed a distribution to its shareholders (the "1996 Distribution") of the capital stock of ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant"). On October 28, 1996, in connection with the 1996 Distribution, Cognizant, ACNielsen and Donnelley entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they have agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI action and (ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that ACNielsen will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at such time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Donnelley and Cognizant will share liability equally for any amounts in excess of the ACN Maximum Amount. The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount that ACNielsen is able to pay after giving effect to (i) any plan submitted by such investment bank that is designed to maximize the claims-paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring shareholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. On February 19, 2001, ACNielsen announced that it had merged with VNU N.V. Pursuant to the Indemnity and Joint Defense Agreement, VNU is to be included with ACNielsen for purposes of determining the ACN Maximum Amount, and VNU must assume ACNielsen's liabilities under that agreement.

In June 1998, Donnelley completed a distribution to its shareholders (the "1998 Distribution") of the capital stock of Old D&B and changed its name to R.H. Donnelley Corporation. In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement (the "1998 Distribution Agreement") whereby Old D&B has assumed all potential liabilities of Donnelley arising from the IRI action and agreed to indemnify Donnelley in connection with such potential liabilities.

During 1998, Cognizant separated into two companies, IMS Health Incorporated ("IMS Health") and Nielsen Media Research, Inc. ("NMR"). IMS Health and NMR are each jointly and severally liable for all Cognizant liabilities under the Indemnity and Joint Defense Agreement.

Under the terms of the Distribution Agreement, as a condition to the Distribution, New D&B undertook to be jointly and severally liable with Moody's for Old D&B's obligations to Donnelley under the 1998 Distribution Agreement, including any liabilities arising under the Indemnity and Joint Defense Agreement. However, as between themselves, each of New D&B and Moody's will be responsible for 50% of any payments to be made with respect to the IRI action pursuant to the 1998 Distribution Agreement, including legal fees or expenses related thereto.

Management is unable to predict at this time the final outcome of the IRI action or whether the resolution of this matter could materially affect Moody's results of operations, cash flows or financial position. As such, no amount in respect of this matter has been accrued in the financial statements of the Company.

L'Association Francaise des Porteurs d' Emprunts Russes

On June 20, 2001 a summons was served in an action brought by L'Association Francaise des Porteurs d' Emprunts Russes ("AFPER") against Moody's France SA (a subsidiary of the Company) and filed in the Court of First Instance of Paris, France. In this suit, AFPER, a group of holders of bonds issued by the Russian government prior to the 1917 Bolshevik Revolution, makes claims against Moody's France SA and Standard & Poor's SA for lack of diligence and prudence in their ratings of Russia and Russian debt since 1996. AFPER alleges that, by failing to take into account the post-Revolutionary repudiation of pre-Revolutionary Czarist debt by the Soviet government in rating Russia and new issues of Russian debt beginning in 1996, the rating agencies enabled the Russian Federation to issue new debt without repaying the old obligations of the Czarist government. Alleging joint and several liability, AFPER seeks damages of approximately $2.43 billion plus legal costs. Moody's believes the allegations lack legal or factual merit and intends to vigorously contest the action.

Tax Matters

Pursuant to the Distribution Agreement, New D&B and Moody's have agreed to each be financially responsible for 50% of any potential liabilities that may arise with respect to the reviews described below, to the extent such potential liabilities are not directly attributable to their respective business operations.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business, including through tax-free restructurings of both their foreign and domestic operations. These initiatives are subject to normal review by tax authorities. It is possible that additional liabilities may be proposed by tax authorities as a result of these reviews and that some of the reviews could be resolved unfavorably. At this time, Moody's management is unable to predict the extent of such reviews, the outcome thereof or whether the resolution of these matters could materially affect Moody's results of operations, cash flows or financial position.

The IRS has completed its review of the utilization of certain capital losses generated during 1989 and 1990. On June 26, 2000, the IRS, as part of its audit process, issued a formal assessment with respect to the utilization of these capital losses and Old D&B responded by filing a petition for a refund in the U.S. District Court on September 21, 2000, after the payments described below were made.

Pursuant to a series of agreements, IMS Health and Nielsen Media Research are jointly and severally liable to pay one-half, and R.H. Donnelley Corporation ("Donnelley") the other half, of any payments for taxes and accrued interest arising from this matter and certain other potential tax liabilities after Donnelley pays the first $137 million.

In connection with the 1998 Distribution, Old D&B and Donnelley entered into an agreement whereby Old D&B assumed all potential liabilities of Donnelley arising from these tax matters and agreed to indemnify Donnelley in connection with such potential liabilities.

On May 12, 2000, an amended tax return was filed for the 1989 and 1990 tax periods, which reflected $561.6 million of tax and interest due. Old D&B paid the IRS approximately $349.3 million of this amount on May 12, 2000, of which 50% was on behalf of Moody's. IMS Health informed Old D&B that it paid to the IRS approximately $212.3 million on May 17, 2000. The payments were made to the IRS to stop further interest from accruing. Notwithstanding the filing and payment, New D&B is contesting the IRS's formal assessment and would also contest the assessment of amounts, if any, in excess of the amounts paid. Moody's had previously accrued its anticipated share of the probable liability arising from the utilization of these capital losses.

Note 15 Segment Information

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In accordance with SFAS No. 131, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company

tabular amounts in millions, except per share data

operates primarily in one reportable business segment: ratings, which accounted for approximately 90% of the Company's total revenue in 2001. Given the dominance of the ratings segment to Moody's overall results, the Company does not separately measure and report operating income for the ratings business. Rather, revenue is the predominant measure utilized by senior management for assessing performance and for the allocation of resources, and operating income is evaluated for the Company as a whole. In addition, assets are not allocated on a segment basis and are considered only on a total company basis.

The ratings segment comprises four major rating groups, each of which has similar economic and financial characteristics. They are corporate finance, structured finance, financial institutions and sovereign risk and public finance.

Revenue included in "Other" consists of research revenue, generated from the sale of investor-oriented credit research, and risk management services revenue, generated from the sale of credit risk assessment software and related products and services.

The accounting principles underlying the revenue information reported for each segment are consistent with those described in the summary of significant accounting policies in Note 2. There are no intersegment sales and no single customer accounted for 10% or more of total revenue.

	Year Ended December 31,		
	2001	2000	1999
Revenue:			
Ratings			
Structured finance	**$273.8**	$199.2	$172.4
Corporate finance	**225.7**	162.7	165.5
Financial institutions and sovereign risk	**130.7**	111.6	104.8
Public finance	**64.2**	46.1	59.5
Total ratings revenue	**694.4**	519.6	502.2
Other	**102.3**	82.7	62.0
Total revenue	**796.7**	602.3	564.2
Total expenses	**398.2**	313.8	293.8
Gain on sale of business	**—**	—	9.2
Interest and other non-operating expense, net	**(16.6)**	(4.5)	(0.7)
Income before provision for income taxes	**$381.9**	$284.0	$278.9

Revenue and long-lived asset information by geographic area for the year ended and as of December 31 is summarized below:

	2001	2000	1999
Revenue:			
United States	**$560.7**	$428.9	$423.4
International	**236.0**	173.4	140.8
Total	**$796.7**	$602.3	$564.2
Long-lived assets:			
United States	**$ 50.3**	$ 53.4	$ 41.7
International	**8.9**	8.4	6.6
Total	**$ 59.2**	$ 61.8	$ 48.3

International revenue is determined based on the customer's country of domicile.

Note 16 Valuation and Qualifying Accounts

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized. Below is a summary of activity for each of the three years in the period ended December 31, 2001:

	Balance at Beginning of the Year	Additions Charged to Revenue	Write-offs	Balance at End of the Year
2001	**$(24.4)**	**$(28.8)**	**$25.9**	**$(27.3)**
2000	(24.5)	(29.3)	29.4	(24.4)
1999	(20.7)	(40.3)	36.5	(24.5)

Note 17 Subsequent Event (Unaudited)

In February 2002, Moody's reached a definitive agreement to acquire KMV, a market-based, quantitative credit risk management tools company, in an all cash transaction for $210 million. The acquisition will expand the customer base and product offerings of Moody's credit risk assessment business, which is currently operated by Moody's Risk Management Services. Moody's expects the transaction to close by the early part of the second quarter of 2002 and initially to be funded by a combination of cash on hand and its existing $160 million bank credit facility. The Company intends to pursue more permanent financing for all or part of the purchase price, in order to retain open bank credit lines and to use cash flow from operations for share repurchases.

Note 18 Quarterly Financial Data (Unaudited)

	Three Months Ended				
	March 31	June 30	September 30	December 31	Year
2001					
Revenue	**$180.2**	**$205.2**	**$190.4**	**$220.9**	**$796.7**
Operating income	**89.8**	**104.0**	**93.7**	**111.0**	**398.5**
Net income	**48.0**	**55.5**	**49.9**	**58.8**	**212.2**
Basic earnings per share	**$ 0.30**	**$ 0.35**	**$ 0.32**	**$ 0.38**	**$ 1.35**
Diluted earnings per share	**$ 0.30**	**$ 0.34**	**$ 0.31**	**$ 0.37**	**$ 1.32**
2000					
Revenue	$139.3	$149.4	$152.5	$161.1	$602.3
Operating income	63.8	74.8	72.9	77.0	288.5
Net income	35.9	41.7	40.5	40.4	158.5
Basic earnings per share	$ 0.22	$ 0.26	$ 0.25	$ 0.25	$ 0.98
Diluted earnings per share	$ 0.22	$ 0.26	$ 0.25	$ 0.25	$ 0.97

Basic and diluted earnings per share are computed independently for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued for employee benefit arrangements and other purposes or as shares are repurchased. Accordingly, the sum of the quarterly earnings per share data may not agree to the total for the year.

Selected Financial Data

The Company's selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Moody's Corporation consolidated financial statements and notes thereto. Certain of the selected financial data is derived from the unaudited consolidated financial statements of Moody's. In the opinion of management, these financial statements include all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles. The Company's consolidated financial statements are presented as if the Company were a separate entity for all periods presented. The financial data included herein may not necessarily reflect the results of operations and financial position of Moody's in the future or what they would have been had it been a separate entity.

Through September 30, 2000, Moody's expenses included allocations of costs from Old D&B for employee benefits, centralized services and other corporate overhead. Expenses related to these services were allocated to Moody's based on utilization of specific services or, where such an estimate could not be determined, based on Moody's revenue in proportion to Old D&B's total revenue. Although Moody's management believes these allocations are reasonable, such allocated costs are not necessarily indicative of the actual costs that would have been incurred if Moody's had performed or obtained these services as a separate entity. The allocations included in expenses in the consolidated statements of operations were $13.3 million, $17.2 million, $16.4 million and $15.8 million in 2000, 1999, 1998 and 1997, respectively. There were no such allocations in 2001.

	Year Ended December 31,				
amounts in millions, except per share data	**2001**	2000	1999	1998	1997
Results of operations (1)					
Revenue	**$ 796.7**	$ 602.3	$ 564.2	$ 513.9	$ 457.4
Expenses (2)	**398.2**	313.8	293.8	288.4	267.4
Operating income	**398.5**	288.5	270.4	225.5	190.0
Non-operating (expense) income, net (3)	**(16.6)**	(4.5)	8.5	12.4	0.2
Income before provision for income taxes	**381.9**	284.0	278.9	237.9	190.2
Provision for income taxes	**169.7**	125.5	123.3	95.9	64.0
Income before cumulative effect of accounting change	**212.2**	158.5	155.6	142.0	126.2
Cumulative effect of accounting change, net of income tax benefit (4)	**—**	—	—	—	(20.3)
Net income	**$ 212.2**	$ 158.5	$ 155.6	$ 142.0	$ 105.9
Dividends declared per share	**$ 0.180**	$ 0.045	$ —	$ —	$ —
Earnings per share					
Basic	**$ 1.35**	$ 0.98	$ 0.96	$ 0.84	$ 0.62
Diluted	**$ 1.32**	$ 0.97	$ 0.95	$ 0.83	$ 0.61
Weighted average shares outstanding					
Basic	**157.6**	161.7	162.3	169.5	170.8
Diluted	**160.2**	163.0	164.3	171.7	172.6

	As of December 31,				
	2001	2000	1999	1998	1997
Balance sheet data					(Unaudited)
Total assets	**$ 505.4**	$ 398.3	$ 274.8	$ 296.2	$ 266.5
Long-term debt	**300.0**	300.0	—	—	—
Shareholders' equity	**$(304.1)**	$(282.5)	$(223.1)	$(192.6)	$(152.9)

(1) The results of operations above include the following amounts related to the Financial Information Services ("FIS") business that was sold in July 1998: revenue of $18.4 million and $34.3 million in 1998 and 1997, respectively, and operating income of $4.2 million and $5.8 million in 1998 and 1997, respectively. Included in non-operating (expense) income, net are pre-tax gains on the sale of FIS of $9.2 million in 1999 and $12.6 million in 1998.

(2) Expenses in 2001 included unusual expenses of approximately $5.0 million for severance, legal fees and other costs related to a settlement with the Department of Justice in April 2001; $6.0 million related to charitable contributions and initial funding for the newly formed Moody's Foundation; and $3.4 million for the write-down of investments in Argentine rating agencies.

(3) Non-operating (expense) income, net in 2001 and 2000 included $22.9 million and $5.8 million, respectively, of interest expense which principally related to the $300 million of notes payable outstanding at December 31, 2001 and 2000. These amounts were partially offset by interest income on invested cash of $6.5 million in 2001 and $2.2 million in 2000. Interest expense and income was immaterial in 1999, 1998 and 1997.

(4) Represents the impact of a change in revenue recognition policies whereby the Company began recognizing certain revenues over the service period, instead of as previously recognized, at the time of billing.

Moody's Corporation

Directors

Clifford L. Alexander, Jr.
Chairman
Moody's Corporation
President
Alexander & Associates, Inc.

Hall Adams, Jr. [1,2]
Former Chairman and Chief Executive Officer
Leo Burnett Company, Inc.

Mary Johnston Evans [1,2]
Former Vice Chairman
AMTRAK (National Railroad Passenger Corporation)

Robert R. Glauber [1,2]
Chairman and Chief Executive Officer
National Association of Securities Dealers, Inc.

Senator Connie Mack [1,2]
Senior Policy Advisor
Shaw Pittman LLP

Henry A. McKinnell, Jr., Ph.D. [1,2]
Chairman and Chief Executive Officer
Pfizer Inc.

John Rutherfurd, Jr.
President and Chief Executive Officer

Board Committees
[1] Audit
[2] Compensation and Nominating

Officers

John Rutherfurd, Jr.
President and Chief Executive Officer

Senior Vice Presidents

Jeanne M. Dering
Chief Financial Officer

John J. Goggins
General Counsel

Raymond W. McDaniel
Global Ratings and Research

Douglas M. Woodham
Strategy, Corporate Development and Technology

Vice Presidents

Charles R. Bruschi
Corporate Controller

Michael D. Courtian
Investor Relations and Corporate Finance

Frances G. Laserson
Corporate Communications

Mary Orlando
Human Resources

Margaret G. Rienecker
Financial Planning and Analysis

Randolph A. Roy
Treasurer

Secretary

Jane B. Clark

Corporate Office
99 Church Street
New York, NY 10007
Telephone: 212-553-0300
www.moodys.com

Transfer Agent, Registrar
The Bank of New York
Shareholder Relations Department - 8W
P. O. Box 11258
Church Street Station
New York, NY 10286
Telephone: 866-225-9470 *Within the U.S.*
Telephone: 610-312-5303 *Outside the U.S.*
Hearing Impaired: 800-936-4237
Online Shareholder Account Information:
www.stockbny.com
shareowner-svcs@bankofny.com

Independent Accountants
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019

Form 10-K
The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. A copy of the Form 10-K is available without charge upon request to the Investor Relations Department at the Corporate Office above.

Common Stock Information
The Company's common stock (symbol MCO) is listed on the New York Stock Exchange.

Designed and Produced by Taylor & Ives, Inc., NYC

Moody's Corporation

Corporate Office

99 Church Street, New York, NY 10007

www.moodys.com